Exhibit 99.2

KINROSS GOLD CORPORATION

NOTICE OF THE 2012 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2012 Annual Meeting of Shareholders (the “Meeting”) of Kinross Gold Corporation (the “Company”) will be held at Design Exchange, 234 Bay Street, Toronto, Ontario on May 9, 2012 at 10:00 a.m. (Toronto time), for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 and the report of the auditors thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	to consider and, if deemed appropriate, to pass, an advisory resolution on Kinross’ approach to executive compensation;

(e)
to consider and, if deemed appropriate, to pass, with or without variation, a resolution reconfirming the adoption of a Shareholder rights plan as more fully described in the accompanying Management Information Circular; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

This Notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has passed a resolution fixing the close of business on March 14, 2012 as the record date for the determination of the registered holders of common shares that will be entitled to notice of the Meeting and any adjournment of the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10:00 a.m. (Toronto time) on May 7, 2012 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting).

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleShareholder.com

DATED at Toronto, Ontario this 23rd day of March, 2012.

By Order of the Board of Directors

“Shelley M. Riley”
Shelley M. Riley
Vice-President, Office Services and Corporate Secretary

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Q & A ON VOTING RIGHTS AND SOLICITATION OF PROXIES
This management information circular (“Circular”) is dated March 23, 2012 and, unless otherwise stated, the information in this Circular is as of March 23, 2012.

What is this document?

This Circular is a management information circular sent to Shareholders in advance of the annual meeting of the Shareholders (“Meeting”) as set out in the Notice of the 2012 Annual Meeting of Shareholders (“Notice of Meeting”). The Circular provides additional information respecting the business of the Meeting, Kinross Gold Corporation (“Kinross” or the “Company”) and its directors (each a “Director” and, collectively the “Directors” or the “Board”) and senior executive officers. For ease of reference, a Glossary of capitalized terms used in this Circular can be found starting at page 4. Unless indicated otherwise, all dollar amounts referenced in this Circular are expressed in Canadian Dollars. Where necessary, U.S. Dollars are referenced as US$. All references to financial results are based on the Company’s Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”). References in this Circular to the Meeting include any adjournment or adjournments that may occur. A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my vote?

Proxies are being solicited in connection with this Circular by the management of the Company. Costs associated with the solicitation will be borne by the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. The cost of these services is approximately $63,000 and reimbursement of disbursements, the cost of which will be borne directly by the Company.

Who is eligible to vote?

Holders of common shares of the Company (“Common Shares” or “Shares”) at the close of business on March 14, 2012 (the “Record Date”) and their duly appointed representatives.

How do I vote?

The voting process is different depending on whether you are a registered or non-registered Shareholder:

●	You are a registered Shareholder if your name appears on your Share certificate or, if registered electronically, the Shares are registered with the Company’s Transfer Agent in your name and not an intermediary such as a bank, trust company, securities broker, trustee or other nominee (an “intermediary”).

●	You are a non-registered Shareholder if your Shares are held on your behalf by an intermediary. This means the Shares are registered with the Company’s Transfer Agent in your intermediary’s name, and you are the beneficial owner. Most Shareholders are non-registered Shareholders.

Non-registered Shareholders

If you are a non-registered Shareholder, your intermediary will send you a voting instruction form or proxy form with this Circular. This form will instruct the intermediary how to vote your Common Shares at the Meeting on your behalf. You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the Meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you wish to vote in person at the Meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the Meeting. Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting through the internet. When you arrive at the Meeting, please register with our transfer agent, Computershare.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The Transfer Agent must receive proxy vote instructions from your intermediary by no later than 10:00 a.m. (Toronto time) Monday, May 7, 2012, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment of the meeting.

Registered Shareholders

If you are a registered Shareholder, a form of proxy is enclosed with this Circular to enable you to appoint a proxyholder to vote on your behalf at the Meeting.

If you do not intend to attend the Meeting and vote in person, you can provide your voting instructions by completing and returning the enclosed form of proxy or you can provide them by telephone or the internet in accordance with the instructions appearing on the enclosed form of proxy. You may choose another person – called a proxyholder – to attend the Meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed form of proxy to the Transfer Agent.

If you wish to vote in person at the Meeting, you may still provide voting instructions using the enclosed form of proxy or by telephone or by internet. When you arrive at the Meeting, please register with our Transfer Agent. If you vote in person at the Meeting any proxy you have previously given will be revoked.

To be valid, the form of proxy must be filled out, correctly signed (exactly as your name appears on the proxy form), and returned to the Transfer Agent in the enclosed envelope by 10:00 a.m. (Toronto time) on Monday, May 7, 2012, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment of the meeting. Your proxyholder may then vote on your behalf at the Meeting.

Who will act as my proxyholder to vote my Shares?

Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the Meeting including any continuation of the Meeting that may occur in the event that the Meeting is adjourned. Signing and returning the enclosed proxy form authorizes John E. Oliver or Shelley M. Riley (the “Named Proxyholders”) to vote your Shares at the Meeting in accordance with your instructions. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy. If you wish to appoint another person to be your proxyholder, fill in that person’s name in the blank space provided in the form of proxy or voting instruction form.

How will my Shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the Common Shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such Common Shares will be voted:

●	FOR the election as Directors of the Company of the proposed nominees set forth in this Circular.
●	FOR the appointment of KPMG LLP as auditors and authorization of the Directors to fix their remuneration.
●	FOR the advisory resolution on Kinross’ approach to executive compensation.
●	FOR the reconfirmation of the Shareholder Rights Plan

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

What if I change my mind?

If you are a non-registered Shareholder, you can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on Monday, May 7, 2012, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment of the meeting. Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

If you are a registered Shareholder, you may revoke any prior proxy by providing a new proxy with a later date, provided that your new proxy is received by the Transfer Agent before 10:00 a.m. (Toronto time) on Monday, May 7, 2012, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment of the meeting. You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of the Company at 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622; Attention: Corporate Secretary, or at the offices of the Transfer Agent, Computershare Investor Services Inc., at 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered Shareholder by delivering written notice to the Chair of the Meeting. In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. If you are an individual and register with the Transfer Agent at the Meeting and vote in person at the Meeting any proxy you have previously given will be revoked.

How many Shares are entitled to vote?

As of March 23, 2012, there were 1,138,729,921 Common Shares outstanding, each carrying the right to one vote per Common Share.

What constitutes a quorum at the Meeting?

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Common Shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

Who are the principal Shareholders of the Company?

To the knowledge of the Directors and executive officers of the Company, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company with the exception of BlackRock, Inc. which has filed a Schedule 13G on EDGAR showing their beneficial ownership of Kinross at 13.09% as of December 30, 2011.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone at 1-866-851-3217 toll free in North America or (416) 867-2272 outside of North America; (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1 (866) 545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleShareholder.com.

GLOSSARY OF TERMS

“AIF” means the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com);

“At-Risk Value” means the “in the money” value of the applicable equity units calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of $11.63;

“ASDP” means the automatic securities disposition plan implemented by the Company in 2009 (as more particularly described on page 42);

“Average Salary” means the average year-end base salary for an NEO for the most recent 3 years;

“Board” means, collectively, the Directors of the Company;

“Burn Rate” means the number of Options issued by the Company each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Circular” means this management information circular dated March 23, 2012;

“Code” means the Company’s Code of Business Conduct and Ethics, as may be amended, restated and/or replaced from time to time with the approval of the Board;

“Committees” means collectively the committees of the Board in place from time to time including the Audit and Risk Committee; Corporate Governance Committee; Corporate Responsibility Committee; Human Resources, Compensation and Nominating Committee; and Special Committee;

“Common Shares” or “Shares” means common shares of the Company;

“Company” or “Kinross” means Kinross Gold Corporation;

“Corporate Governance Guidelines” means the Canadian Securities Administrators’ national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005;

“Deferred Payment Date” means the date determined by an eligible Plan participant that is after the Restricted Period and before an eligible Plan participant’s retirement date or termination date;

“Deferred Share Unit” or “DSU” means deferred Share units of the Company issued to its independent Directors pursuant to and in accordance with the Company’s Deferred Share Unit Plan, each representing an amount owed by the Company having the same value as one Common Share;

“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Director” means a member of the board of directors of Kinross Gold Corporation;

“Employment Agreements” means, collectively, the agreements that each of the Named Executive Officers have with the Company in respect of their employment with the Company;

“ERA Plan” means executive retirement allowance plan of which the Named Executive Officers and certain other senior executives of the Company are members;

“fiscal year” means the fiscal year of the Company being the calendar year ending December 31;

“Four-Point Plan” means corporate goals of the Company set on an annual basis by the Company’s senior leadership team comprised of the Named Executive Officers and certain other senior executives of the Company;

“GAAP” means generally accepted accounting principles applicable to public companies in Canada, which means IFRS beginning January 1, 2011;

“HRCNC” means Human Resources, Compensation and Nominating Committee of the Board;

“Meeting” means the 2012 Annual Meeting of Shareholders of the Company to be held on May 9, 2012 at 10:00 a.m. Toronto time at Design Exchange, 234 Bay Street, Toronto, Ontario;

“Mercer” means Mercer (Canada) Limited independently retained by the HRCNC as an advisor;

“Named Executive Officers” or “NEOs” means the Company’s Chief Executive Officer and Chief Financial Officer, and the three other most highly compensated executive officers of the Company whose total salary and short-term incentives exceeded $150,000 for the year 2011 specifically being, the Company’s Executive Vice-President & Chief Operating Officer; Executive Vice-President, Corporate Development; and Executive Vice-President & Chief Legal Officer;

“Named Proxyholders” means John E. Oliver or Shelley M. Riley;

“non-registered Shareholder” or “beneficial owner” means a Shareholder that holds its/his/her Common Shares through an intermediary such as a bank, broker or other nominee;

“Notice of Meeting” means the Notice of the 2012 Annual Meeting of Shareholders accompanying this Circular;

“NYSE” means the New York Stock Exchange;

“NYSE Standards” means the corporate governance listing standards of the NYSE;

“OBCA” means Ontario Business Corporations Act, as amended from time to time;

“Options” means Common Share stock options issued to senior management of the Company pursuant to and in accordance with the Company’s Stock Option Plan;

“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Record Date” means the close of business (Toronto time) on March 14, 2012;

“Red Back” means Red Back Mining Inc.;

“registered Shareholder” or “registered owner” means a Shareholder of the Company in possession of a physical Common Share certificate as recorded with the Transfer Agent;

“Restricted Period” means the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the HRCNC;

“Restricted Performance Share Unit” or “RPSU” means restricted Share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Plan, each representing upon expiry of the Restricted Period, and subject to performance conditions set out in the applicable award, a right to receive one Common Share subject to applicable statutory withholdings;

“Restricted Share Unit” or “RSU” means restricted Share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Plan, each representing upon expiry of the Restricted Period, a right to receive one Common Share subject to applicable statutory withholdings;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means a holder of Common Shares;

“Strategic Plan” means long-term strategic plan of the Company;

“Transfer Agent” means the transfer agent of the Company, Computershare Investor Services Inc.;

“Triggering Event” has the meaning given on page 54; and

“TSX” means the Toronto Stock Exchange.

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting, Shareholders of the Company will be asked to consider and, as required, vote on the following five matters:

(a) Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 and the report of the auditors on the financial statements will be received.

(b) Election of Directors

The Board is currently comprised of ten Directors. At the Meeting, the Shareholders will be asked to elect ten Directors in accordance with the Company’s majority voting policy (see “Corporate Governance - Majority Voting for Directors” on page 62). All Directors so elected will hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the election of the nominees whose names are set forth below starting on page 12, unless the Shareholder who has given such proxy has directed that the Shares be withheld from voting in the election of Directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason at or prior to the Meeting, the Named Proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Details respecting the nominees for election as Directors are set out under “Nominees for Election as Directors” starting on page 12.

(c) Appointment of Auditors

Shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board.

For fiscal years ended December 31, 2011 and December 31, 2010, KPMG LLP and its affiliates were paid the following fees by Kinross:

	2011		2010
Auditor’s Fees(1)	($)(2)	% of Total Fees(3)	($)(2)	% of Total Fees(3)
Audit Fees:
Kinross – general	2,869,000	71	2,650,000	59
Kinross – securities matters	390,000	10	86,000	2
Total Audit Fees	3,259,000	81	2,736,000	61
Audit – Related Fees:
Translation services	160,000	4	156,000	3
Due Diligence	–	–	521,000	12
Other	3,000	0	165,000	4
Total Audit – Related Fees	163,000	4	842,000	19
Tax Fees:
Compliance	–	–	–	–
Planning and advice	242,000	6	196,000	4
Total Tax Fees	242,000	6	196,000	4
All Other Fees:	367,000	9	719,000	16

Total Fees	4,031,000	100	4,493,000	100

(1)	For a description of these fees, see the Company’s Annual Information Forms for the fiscal years ended December 31, 2011 and 2010.
(2)	These amounts are rounded to the nearest $1,000.
(3)	All percentages are rounded to the nearest whole percent.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company at a remuneration to be fixed by the Board, unless the Shareholder who has given such proxy has directed in the proxy that the Shares be withheld from voting in the appointment of auditors.

(d) Advisory Vote on Approach to Executive Compensation

Compensation strategies are critically important to driving the Company’s operational and financial success and incenting strategies to improve Shareholder value. Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ “pay-for-performance” philosophy and focus executive interests on developing and implementing strategies that create and deliver value for Shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of Shareholders. Detailed disclosure of our executive compensation program is provided in the Compensation Discussion and Analysis starting on page 21 of this Circular.

In 2011, the Board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the Management Information Circular. This Shareholder vote forms an important part of the ongoing process of engagement between Shareholders and the Board on executive compensation.

At the Meeting, Shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2012 Annual Meeting of Shareholders of the Company.”

Approval of this resolution will require that it be passed by a majority of the votes cast by Shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the Board. However, the HRCNC will take into account the results of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE ADVISORY RESOLUTION ON THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN THIS MANAGEMENT INFORMATION CIRCULAR.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for approval of the advisory resolution on the Company’s approach to executive compensation unless the Shareholder has directed in the proxy that such Common Shares be voted against it.

(e)           Approve Amendments to and Reconfirm the Shareholder Rights Plan

At the Meeting, Shareholders will be asked to reconfirm and approve certain amendments to the Company’s Shareholder rights plan which has a nine year term (as amended from time to time, the “Shareholder Rights Plan”), as more fully described below.

Capitalized terms not defined below or in the Glossary have the same meaning as defined in the Shareholder Rights Plan Agreement dated February 26, 2009.

Background

In February 2009, the Board approved the adoption of the Shareholder Rights Plan, which was entered into as of February 26, 2009 and is currently effective (the “Current Rights Plan”). The Current Rights Plan will terminate unless it is reconfirmed at the Meeting. The Board, as discussed below, has considered and concluded that the continuation of the Current Rights Plan, subject to certain minor amendments thereto which the Board proposes be adopted, would be in the best interest of the Company and its Shareholders. Many public companies in Canada continue to have Shareholder rights plans in effect and the Shareholder Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their Shareholders.

A copy of the rights plan agreement between the Company and the trustee, which gives effect to the Shareholder Rights Plan (the “Rights Agreement”) is available via SEDAR at www.sedar.com or upon request by contacting the Vice President, Office Services and Corporate Secretary of the Company.

Objectives of the Shareholder Rights Plan

The fundamental objectives of the Shareholder Rights Plan are to provide adequate time for the Board and Shareholders to assess an unsolicited Take-over Bid for the Company, to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value if a Take-over Bid is made, and to provide Shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Common Shares.

The Shareholder Rights Plan encourages a potential acquirer who makes a Take-over Bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a Take-over bid fails to meet these minimum standards and the Shareholder Rights Plan is not waived by the Board, the Shareholder Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

As at the date hereof, the Board is not aware of any pending or threatened Take-over Bid for the Company.

The Board, as part of its most recent review and analysis of the continuation of the Current Rights Plan, considered the existing legislative framework governing take-over bids in Canada. The Board believes such legislation currently does not provide sufficient time to permit Shareholders to consider the Take-over Bid and make a reasoned and unhurried decision with respect to the Take-over Bid or give the Board sufficient time to develop alternatives for maximizing Shareholder value. Shareholders also may feel compelled to tender to a Take-over Bid even if the Shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a Shareholder being left with illiquid or minority of discounted Shares in the Company. This is particularly so in the case of a partial bid for less than all the Common Shares of the Company where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of Shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of Shareholders disposes of Shares at a premium to market price, which premium is not shared with the other Shareholders.

It is not the intention of the Board, in proposing that the Current Rights Plan be reconfirmed, to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the Company. The Shareholder Rights Plan provides that Shareholders may tender to Take-over bids which meet the Permitted Bid criteria. Furthermore, even in the context of a Take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Shareholder Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The Board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Company’s Shareholder Rights Plan would serve to bring about a similar result.

A number of decisions rendered by the Canadian securities regulators relating to Shareholder rights plans have concluded that a Board faced with an unsolicited take-over bid will not be permitted to maintain a Shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the Board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The Shareholder Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism of the OBCA, the Company’s governing corporate statute, to promote a change in the management, Board or direction of the Company, and will have no effect on the rights of holders of the Company’s Common Shares to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.

The continuance of the Current Rights Plan is not expected to interfere with the day-to-day operations of the Company. Neither the existence of the outstanding Rights (as defined below) nor the issuance of additional Rights in the future will in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Shareholder Rights Plan is initially not dilutive. However, if a “Flip-in Event” (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Amendments to the Current Rights Plan

The proposed amendments to the Current Rights Plan are limited in number and effect. These minor amendments include changes to the following definitions:

(i)	Exempt Acquisition – The definition has been modified with respect to Share acquisitions to include amalgamations, plan of arrangements or other statutory procedures having similar effect which have been approved by the Board and the holder of Shares by the requisite majority of majorities of the holders of Shares at a meeting duly called and held for such purpose in accordance with the provisions of the OBCA, the Company’s by-laws and any other applicable legal requirements; and

(ii)	Pro Rata Acquisition – The definition has been modified to include the acquisition of voting Shares by a Person pursuant to a stock dividend, stock split or other event in respect of securities of one or more particular classes or series of the Company pursuant to which such person becomes the Beneficial owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class or series.

Summary of Shareholder Rights Plan

The following is a summary of the principal terms of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the text of the Rights Agreement.

(i)	Effective Time

The effective time of the Shareholder Rights Plan (the “Effective Time”) is 12:01 a.m. on March 29, 2009.

(ii)	Term

Nine years as of the Effective Time, subject to reconfirmation at this Meeting and at the sixth annual meeting following the Effective Time.

(iii)	Issuance of Rights

At the Effective Time, one right (a “Right”) was issued and attached to each outstanding Common Share and has and will attach to each Common Share subsequently issued.

(iv)	Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

(v)	Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Time and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

(vi)	Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made to all Shareholders, other than the bidder;

(b)	the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by Shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons, (the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(c)	if more than 50% of the Common Shares held by independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten business days from the date of such public announcement;

(d)
the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

(e)	the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

(vii)	Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all the holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

(viii)	Redemption

The Board with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Common Share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

(ix)	Amendment

The Board may amend the Shareholder Rights Plan with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

(x)	Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

(xi)	Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution approving amendments to the Current Rights Plan and reconfirming its continuation as amended

The text of the resolution approving the continuation of the Shareholder Rights Plan to be put before Shareholders at the Meeting is as follows:

“BE IT HEREBY RESOLVED THAT:

1.	the continued existence of the rights plan, as set forth in the Rights Agreement dated February 26, 2009 and as amended and restated as of May 9, 2012, (the “Shareholder Rights Plan”) between the Company and Computershare Investor Services Inc., and the issuance of all Rights issued pursuant to such Shareholder Rights Plan, amended as described in the management information circular delivered in advance of the 2012 annual meeting of Shareholders of the Company, is hereby ratified, reconfirmed and approved; and

2.	any of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Board’s Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD AND MANAGEMENT OF THE COMPANY BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SHAREHOLDER RIGHTS PLAN. UNLESS THE SHAREHOLDER RIGHTS PLAN IS APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY IT WILL CEASE TO BE OF ANY FORCE OR EFFECT.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for the ratification of the Shareholder Rights Plan unless the Shareholder has directed in the proxy that such Common Shares be voted against the amendments.

Other Business

Management does not intend to introduce any other business at the Meeting and is not aware of any amendments to the matters to be considered at the Meeting. If other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, proxies appointing the Named Proxyholders as proxyholders will be voted in accordance with their best judgement.

NOMINEES FOR ELECTION AS DIRECTORS

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as Directors. The Shareholders can vote for or withhold from voting on the election of each Director on an individual basis. Unless authority is withheld, the Named Proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as Directors. Unless stated otherwise, the information set out below is current as of December 31, 2011, and the information is as of December 31 of the noted year.

John A. Brough, 65 Toronto, Ontario, Canada Director Since: January 19, 1994 Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Accountants of Ontario.

		Key Areas of Expertise/Experience
		• Financial			• Executive Management
		• Audit/Accounting			• Governance

		2011 Board/Committee Membership				2011 Attendance
		Board of Directors				10 of 10	100%
		Audit and Risk				5 of 5	100%
		HRCNC				6 of 6	100%

		Public Board Membership			Board Committee Memberships
		Silver Wheaton Corp.			Audit (Chair)
					Governance and Nominating
		First National Financial Corp. – Lead Director			Audit (Chair)
		Canadian Real Estate Investment Trust (CREIT)			Audit (Chair)
					Investment
		TransGlobe REIT			Audit
					Governance, Compensation and Nominating (Chair)
	Securities Held
	Fiscal Year	Common Share Warrants (#) (4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	15,152	18,199	33,351	387,872
	2010	20,000	6,416	16,206	22,622	427,782	Yes – 105%
	Change	(20,000)	8,736	1,993	10,729	(39,910)

Tye W. Burt, 55 Toronto, Ontario, Canada Director Since: March 23, 2005 Non-Independent – President & Chief Executive Officer of the Company

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005. Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation (“Barrick”). From December 2002 to February 2004, he was Executive Director of Corporate Development and a director of Barrick. From May 2002 to December 2002, he was consulting on a full time basis to Barrick. From 2000 to May 2002, he was President of Cartesian Capital Corp. Prior to 2000, Mr. Burt was Chairman of Deutsche Bank Canada and Managing Director of the Global Mining and Metals Group of Deutsche Bank AG. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. Mr. Burt is Vice-Chair of the Board of Governors of the University of Guelph and a member of the Board of Governors of the Duke of Edinburgh’s Award Charter for Business. Mr. Burt sits as Kinross’s representative on Russia’s Foreign Investment Advisory Council. Mr. Burt is a member of the Law Society of Upper Canada. He holds a Bachelor of Laws from Osgoode Hall Law School and holds a Bachelor of Arts from the University of Guelph.

		Key Areas of Expertise/Experience
		• Government Relations			• International
		• Executive Management			• Financial Literacy
		• Senior Officer			• Managing/Leading growth
		• Mining Industry			• Investment Banking
		• Communications/Investor Relations

	2011 Board Membership(2)		2011 Attendance		Public Board Membership
	Board of Directors		10 of 10	100%	None
	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Restricted Share Units (“RSUs”) (#)	Total Common Shares and RSUs† (#)	Total At-Risk Value of Common Shares and RSUs† ($)	Meets Share Ownership Guidelines(1)
	2011	10,000	550,873	366,919	917,792	10,673,920
	2010	40,000	437,761	300,850	738,611	13,967,134	Yes – 190%
	Change	(30,000)	113,112	66,069	179,181	(3,293,214)
	† Common Shares and RSUs, including RPSUs, under Kinross’ RSU Plan.

Tye W. Burt continued	Options Held
	Date Granted	Expiry Date	Exercise Price ($)	Options Granted and Vested (#)	Total Unexercised (#)		At-Risk Value of Options Unexercised ($)‡
	2 Jan 2007	Jan. 2/12	13.82	200,000	200,000		--
	12 Dec 2007	Dec. 12/12	18.10	173,010	173,010		--
	26 Feb 2008	Feb. 26/13	23.79	283,046	283,046		--
	23 Feb 2009	Feb. 23/14	23.74	179,500	269,250		--
	22 Feb 2010	Feb. 22/15	19.23	85,198	255,595		--
	22 Feb 2011	Feb. 22/16	16.25	--	209,301		--
	Total			920,754	1,390,202		--
	Total Equity At-Risk Amount (Common Shares, RSUs & Options): 2011 - $10,673,920; 2010 - $16,052,272
	‡Calculated based on the total number of Options unexercised as of December 31, 2011.

John K. Carrington, 68 Thornhill, Ontario, Canada Director Since: October 26, 2005 Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004.  Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004.  He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining).  He is a member of the Association of Professional Engineers of Ontario.

		Key Areas of Expertise/Experience
		•	Mining/Operational	•	International
		•	Executive Management	•	Corporate Responsibility

	2011 Board/Committee Membership		2011 Attendance		Public Board Membership
	Board of Directors		10 of 10	100%	None
	Corporate Governance		5 of 5	100%
	Corporate Responsibility		4 of 4	100%

	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	4,200	30,890	35,090	408,097
	2010	nil	nil	21,586	21,586	408,191	Yes – 110%
	Change	nil	4,200	9,304	13,504	(94)

John M.H. Huxley, 66 Toronto, Ontario, Canada Director Since: May 31, 1993 Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006.  Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States.  He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

		Key Areas of Expertise/Experience
		•	Executive Management	•	Corporate Responsibility
		•	Legal	•	Government Relations

		2011 Board/Committee Membership			2011 Attendance
		Board of Directors			10 of 10	100%
		Audit and Risk			5 of 5	100%
		HRCNC			6 of 6	100%
		Corporate Governance(3)			2 of 2	100%

	Public Board Membership			Board Committee Memberships
	Elgin Mining Inc.			Audit Governance, Nominating and Compensation (Chair)

	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	41,337	46,124	87,461	1,017,171
	2010	nil	41,603	37,730	79,333	1,500,187	Yes – 275%
	Change	nil	(266)	8,394	8,128	(483,016)

Kenneth C. Irving, 51 Toronto, Ontario, Canada Director Since: August 3, 2011 Independent
Mr. Irving was, until July 2010, the CEO of Irving Oil Limited having led the company’s operations and business development initiatives for over 10 years beginning in the late 1990s.  From April, 1983 he held various front-line and management positions within Irving Oil. He received his Bachelor of Arts (Economics and Social Science) from Bishop’s University.

		Key Areas of Expertise/Experience
		•	Government Relations		•	Communication
		•	Operational		•	Executive Management

	2011 Board/Committee Membership			2011 Attendance(5)	Public Board Membership
	Board of Directors			4 of 4	100%	None
	Corporate Governance			3 of 3	100%
	Corporate Responsibility			2 of 2	100%
	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	nil	3,865	3,865	44,950	No(6)
	2010	nil	nil	nil	nil	nil
	Change	nil	nil	3,865	3,865	44,950

John A. Keyes, 68 The Woodlands, Texas, U.S.A. Director Since: March 3, 2003 Independent
Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia.  Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto.  Mr. Keyes has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  He is also a member of the Institute of Corporate Directors.

		Key Areas of Expertise/Experience
		•	Mining/Operational		•	International
		•	Executive Management		•	Corporate Responsibility

	2011 Board/Committee Membership			2011 Attendance	Public Board Membership
	Board of Directors			10 of 10	100%	None
	Corporate Responsibility			4 of 4	100%
	Corporate Governance			5 of 5	100%
	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	10,000	36,089	46,089	536,015	Yes – 145%
	2010	nil	nil	31,785	31,785	601,054
	Change	nil	10,000	4,304	14,304	(65,039)

Catherine McLeod- Seltzer, 51 Vancouver, B.C., Canada Director Since: October 26, 2005 Independent

Ms. McLeod-Seltzer is the non-executive/independent Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997.  From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992.  From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).  She has a Bachelor’s degree in Business Administration from Trinity Western University.

		Key Areas of Expertise/Experience
		•	Mining/Operational	•	International
		•	Executive Management	•	Governance

		2011 Board/Committee Membership			2011 Attendance
		Board of Directors			8 of 10	80%
		Corporate Responsibility			4 of 4	100%
		HRCNC			6 of 6	100%

	Public Board Membership			Board Committee Memberships
	Bear Creek Mining Corporation
	Major Drilling Group International Inc.			Compensation
	Pacific Rim Mining Corp.
	Troon Ventures

	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	20,000	12,296	27,073	39,369	457,861
	2010	10,000	7,296	19,309	26,605	503,101	Yes – 124%
	Change	10,000	5,000	7,764	12,764	(45,240)

George F. Michals, 76 Vero Beach, Florida, U.S.A. Director Since: January 31, 2003 Independent
Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007. Mr. Michals has also served as an active member on the boards of a number of private and public companies. Prior to January 2003, Mr. Michals was the Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

		Key Areas of Expertise/Experience
		•	Financial		•	Governance
		•	Audit/Accounting		•	Executive Management

	2011 Board/Committee Membership			2011 Attendance		Public Board Membership
	Board of Directors			9 of 10	90%	None
	Corporate Governance			5 of 5	100%
	HRCNC			6 of 6	100%
	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	42,917	22,945	65,862	765,975	Yes – 207%
	2010	nil	32,917	20,918	53,835	1,018,020
	Change		10,000	2,027	12,027	(252,045)

John E. Oliver, 62 Halifax, Nova Scotia, Canada Director Since: March 7, 1995 Independent
Mr. Oliver was most recently Senior Vice President, Atlantic Region, of Bank of Nova Scotia from March 2004 until his retirement in August, 2008. Mr. Oliver was the Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia from October 1999 to March 2004. From 1997 to 1999 he was the Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia. Mr. Oliver is Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and Vice Chair, Autism Nova Scotia. He was appointed the Independent Chairman of the Company in August 2002.

		Key Areas of Expertise/Experience
		•	Human Resources		•	Communications
		•	International		•	Executive Management

	2011 Board/Committee Membership			2011 Attendance		Public Board Membership
	Board of Directors			10 of 10	100%	None
	HRCNC			6 of 6	100%
	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	7,360	74,777	82,137	955,253	Yes – 258%
	2010	nil	7,360	66,879	74,239	1,403,859
	Change	nil	nil	7,898	7,898	(448,606)

Terence C.W. Reid, 70 Toronto, Ontario, Canada Director Since: January 5, 2005 Independent
Mr. Reid retired was Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a graduate of the Director Education Program of the Institute of Corporate Directors.

			Key Areas of Expertise/Experience
			•	Investment Banking	•	Financial
			•	Legal	•	Governance

		Board/Committee Membership			2011 Attendance
		Board of Directors			10 of 10	100%
		Audit & Risk			5 of 5	100%
		Corporate Responsibility			4 of 4	100%

	Public Board Membership			Board Committee Memberships
	Pizza Pizza Royalty Income Fund			Audit
	Securities Held
	Fiscal Year	Common Share Warrants (#)(4)	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(1)
	2011	nil	5,000	55,041	60,041	698,277	Yes – 189%
	2010	nil	nil	39,158	39,158	740,478
	Change	nil	5,000	15,883	20,883	(42,201)

(1)
The Board has established a policy requiring each independent Director to hold a minimum value of Common Shares and/or DSUs, determined as a multiple of his/her annual Board Membership Retainer, as follows:

	•	2 time by December 31, 2010
	•	3 time by/after December 31, 2013
See “Independent Directors’ Share Ownership” on page 18. For Mr. Burt, see “Executive Share Ownership” on page 25.
(2)	Mr. Burt is not a member of any Committee as, due to being President and Chief Executive Officer, he is not an independent Director.

(3)	Mr. Huxley was appointed to the Corporate Governance Committee on November 1, 2011 and there were two meetings of that committee for 2011 since his appointment.
(4)	Common Share warrants have not been included in the computation of Total At-Risk Value of Common Shares and DSUs.
(5)	Mr. Irving was appointed to the Board on August 3, 2011. There were four meetings of the Board, three meetings of the Corporate Governance and two meetings of the Corporate Responsibility committees for 2011 since his appointment.
(6)	Mr. Irving was appointed to the Board on August 3, 2011 and, as a new Board member, will receive 50% of his Directors’ fees in DSUs until he meets the current requirement.

Director Committee Membership and Independence
COMMITTEES (MEMBERS)
		Corporate	Corporate	Human Resources,
	Audit & Risk	Governance	Responsibility	Compensation & Nominating
Directors	Committee	Committee	Committee	Committee	Special Committee
	(3)	(5)	(5)	(5)	(4)
Independent Directors
John A. Brough	Chair			✓	✓
John K. Carrington		✓	✓		✓
John M.H. Huxley	✓	Co-Chair		✓
Kenneth C. Irving		✓	✓
John A. Keyes		✓	Chair
Catherine McLeod-Seltzer			✓	✓
George F. Michals		Co-Chair		✓	✓
John E. Oliver				Chair	✓
Terence C.W. Reid	✓		✓
Non-Independent Directors
Tye W. Burt

Compensation of Independent Directors

Independent Directors’ Fees

The Board has established a flat fee structure for all independent Directors. In July 2011, the annual Board Membership Retainer payable to independent Directors was increased to $210,000 from $160,000 and all independent Directors became subject to a requirement to receive a minimum of the increased fees in DSUs. For 2011, those increased fees amounted to $25,000 being received as DSUs. The Chair of each of the Corporate Governance, Corporate Responsibility and Human Resources, Compensation & Nominating Committees receives an additional $30,000; other members of each of the Corporate Governance, Corporate Responsibility and Human Resources, Compensation & Nominating Committees receive an additional $15,000 per Committee; members of the Audit and Risk Committee receive an additional $20,000 and the Chair of the Audit Committee receives $70,000. The Independent Chair receives an additional $235,000 (but does not receive additional fees for acting as a Committee Chair or for being a member of the Special Committee). In addition, Directors receive a travel fee of $2,000 per trip for travel outside of Toronto to the Board / Committee Meetings. Mr. Oliver does not receive a fee for travel.

The following table sets out details of the flat fee structure for independent Directors effective July 1, 2011:

TYPE OF COMPENSATION	2011 FEES
Board Membership Retainer	$210,000
Chair of the Board	$235,000	(1)
CR, CG and HRC&N Committee Chairs	$30,000	(2)
CR, CG and HRC&N Committee Membership	$15,000
Audit and Risk Committee Chair	$70,000
Audit and Risk Committee Membershipe	$20,000
Special Committee Membership	$3,000	(3)

(1)	For 2011, $420,000 in total with the inclusion of his Board Membership Retainer.
(2)	Mr. Oliver, as the Independent Chair of the Board, does not receive a fee for being Chair of the HRCNC.
(3)
A fee of $3,000 per meeting is payable to the independent Directors sitting on the Special Committee formed to consider, advise on and make recommendations respecting strategic planning and special transactional matters. Mr. Oliver, as the Independent Chair of the Board, does not receive a fee for being a member of this Committee.

Until July 1, 2011, Directors could receive 100% of their Board Membership Retainer in cash, subject to having met the minimum Common Share ownership requirement for Directors until which time at least 50% of the retainer must be received in DSUs (see “Independent Directors’ Share Ownership” below). However, on an annual basis, an independent Director can elect to receive a greater percentage of his or her Board Membership Retainer in DSUs. Effective July 1, 2011, at least $25,000 of the Board Membership Retainer for the balance of the year was required to be paid in the form of DSUs regardless of any prior elections by the Director. For the first quarter of 2012, at least 25% of the Board Membership Retainer will be paid in DSUs and, effective April 1, 2012, at least 50% of the Board Membership Retainer will be required to be paid in DSUs except, however, for Directors who are U.S. taxpayers for whom such requirements will not be effective until January 1, 2013. In addition, independent Directors are also entitled to the reimbursement of their reasonable Board related expenses.

A DSU is an amount owed by the Company to the Director holding it having the same value as one Common Share, but which is not paid out until such time as the Director terminates service on the Board and the boards of all affiliates of the Company, thereby providing an ongoing equity stake in the Company throughout the Director’s period of service. DSUs are vested at the time of grant. Only non-employee Directors of the Company and its affiliates can receive DSUs. Dividends paid by the Company prior to payment on the DSUs are credited to each holder of DSUs in the form of additional DSUs in the amount determined by multiplying the number of DSUs held by that holder by the amount of the per Share dividend and dividing the product by the closing Share price on the date of the payment of the dividend.

The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent Directors and the Shareholders, by linking a portion of annual independent Director compensation to the future value of the Common Shares. The number of DSUs granted to an independent Director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant by the value of the portion of the Director’s flat fee to be paid in DSUs.

At such time as an independent Director ceases to be a Director, the Company will make a cash payment to the Director, equal to the market value of a Common Share on the date of departure, multiplied by the number of DSUs held on that date.

As President and CEO of the Company, Mr. Burt is a non-independent Director. As such, he does not receive any Director fees or DSUs and is compensated solely as an officer of the Company (see “Compensation Discussion and Analysis” commencing on page 21). A summary of the compensation earned by Mr. Burt for 2011 is provided in the “Summary Compensation Table” on page 49.

The following table sets out the fees earned for independent Directors who served as Directors during 2011 and the proportion of fees taken in the form of DSUs.

								Total	Value of outstanding
								DSUs	DSUs
	Board	Indepen-	Committee					value
	Member-	dent	Chair	Committee	Travel		Portion of fees taken in cash	vested
	ship	Chair	Retainer	Fees	Fee(1)	Total Fees	and/or DSUs	or
Name	Retainer	Retainer						earned

							(other than travel and Special		2010	2011
	($)	($)	($)	($)	($)	($)	Committee fees)	($)(2)	($)	($)
J. Brough(6)	185,000	N/A	70,000	15,000	6,000	276,000	Q1, Q2: 100% in cash Q3, Q4: 83% in cash, 17% in DSUs	22,192	306,455	211,654
J. Carrington	185,000	N/A	N/A	30,000	N/A	215,000	40% in cash, 60% in DSUs	106,834	408,191	359,251
R. Clark(3)	53,333	N/A	N/A	5,000	2,000	60,333	100% in DSUs	45,027	—	44,461
J. Huxley	185,000	N/A	7,500	35,000	4,000	231,500	50% in cash, 50% in DSUs	94,204	713,474	536,422
K. Irving(4)	87,500	N/A	N/A	12,500	2,000	102,000	50% in cash, 50% in DSUs	44,383	—	44,950
J. Keyes	185,000	N/A	30,000	15,000	10,000	240,000	75% in cash, 25% in DSUs	47,620	601,054	419,715
L. Lundin(5)	53,333	N/A	N/A	N/A	2,000	55,333	100% in DSUs	40,838	26,663	46,741
C. McLeod- Seltzer	185,000	N/A	N/A	30,000	8,000	223,000	50% in cash, 50% in DSUs	89,028	365,133	314,859

G. Michals(6)	185,000	N/A	30,000	15,000	8,000	238,000	Q1, Q2: 100% in cash Q3, Q4: 80% in cash, 20% in DSUs	22,192	395,559	266,850

J. Oliver	185,000	235,000	N/A	N/A	N/A	420,000	75% in cash, 25% in DSUs	86,958	1,264,682	869,657
T. Reid	185,000	N/A	N/A	35,000	6,000	226,000	100% in DSUs	182,197	740,478	640,127
TOTAL	1,674,166	235,000	137,500	192,500	48,000	2,287,166		781,473	4,821,689	3,754,687

(1)	Travel fees are paid in cash for all Directors
(2)	Includes value at grant date of DSUs for compensation earned in fiscal 2011 and dividends paid in fiscal 2011 in the form of additional DSUs including dividends on DSUs that vested in prior years.
(3)	For part of the year until Mr. Clark’s resignation from the Board on July 11, 2011.
(4)	Mr. Irving was appointed to the Board on August 3, 2011.
(5)	For part of the year until the annual Shareholders’ meeting on May 4, 2011 when Mr. Lundin did not stand for re-election.
(6)	Effective July 1, 2011 Messrs Brough and Michals became subject to a requirement to receive a minimum of $50,000 of their annual flat fee in the form of DSUs.

Independent Directors’ Share Ownership

The Board has established a policy requiring each independent Director to hold a minimum value of Common Shares and/or DSUs, determined as a multiple of his/her annual Board Membership Retainer, as follows:

●           2 times by December 31, 2010
●           3 times by/after December 31, 2013

In the event an independent Director’s holdings fall below the minimum requirement at or after the applicable due date, the Director will be required to top-up his/her holdings by fiscal year-end to align with the requirement. In 2011, new Directors were required to receive at least 50% of their Board Membership Retainer in DSUs until such time they met the ownership requirements. Effective April 1, 2012, all Directors are required to receive 50% of their Board Membership retainer in DSUs irrespective of when the Director joined the Board.

The following table outlines the aggregate value of the Common Shares and DSUs held by each independent Director who was on the Board as of December 31, 2011 and whether as of that date he/she met Kinross’ independent Director share ownership requirement.

	Eligible Share	Multiple of Board	Met Current	Multiple of Current
Name	Holdings	Retainer	Requirement	Requirement
	($)(1)
J. Brough	387,872	2.10	Yes	1.05
J. Carrington	408,097	2.21	Yes	1.10
J. Huxley	1,017,171	5.50	Yes	2.75
K. Irving(2)	44,950	0.51	No	0.26
J. Keyes	536,015	2.90	Yes	1.45
C. McLeod-Seltzer	457,861	2.47	Yes	1.24
G. Michals	765,975	4.14	Yes	2.07
J. Oliver	955,253	5.16	Yes	2.58
T. Reid	698,277	3.77	Yes	1.89

(1)	Common Shares and DSUs, based on the Common Share price on the TSX on December 31, 2011 of $11.63.
(2)	Mr. Irving was appointed to the Board on August 3, 2011 and, accordingly, his Board membership retainer was paid only in respect of the remaining part of the 2011 fiscal year.

Mr. Burt’s share ownership requirements are described under “Executive Share Ownership” on page 25.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no Director is, or within the ten years prior to the date hereof has: (a) been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the Directors and officers of the Company, at the time, in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the SEC about certain accounting practices related to the accounting for goodwill. A similar order dated July 6, 2005 was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the Directors, other than Mr. Irving, and were lifted on February 22, 2006 when the Company completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

2011 EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS

Dear Shareholders,

We think it is important for our Shareholders to understand the key drivers of the pay decisions for our senior executives. You are encouraged to review the details of our programs as described within the Compensation Discussion & Analysis section of this Circular. In particular, we would like to draw your attention to the following highlights of our approach to the compensation of senior executives for 2011.

Pay Philosophy

The Board’s goal is to structure executive compensation to support operational and financial performance, and long-term Shareholder value appreciation, taking into account the capital-intensive nature of our business, long investment lead times, and the importance of managing risk. The HRCNC is dedicated to maintaining an effective compensation program that aligns with the business strategy and Shareholders’ interests, is market competitive, and attracts, motivates and retains a high-performing senior executive team.

We achieve this principally through:

●
Pay-for-Performance – Kinross’ rigorous pay-for-performance program (a) sets short-term, medium-term and long-term incentive compensation measures based on achievement of Kinross’ Strategic Plan and annual objectives and (b) bases actual payments on individual and team contributions as determined through regular performance evaluation, and comparison of Company performance relative to peers and benchmarks. Individual NEO compensation is also benchmarked against comparable positions within companies in Kinross’ comparator groups.

●
Alignment with Shareholder Interests – More than 50% of the total direct compensation granted to each Named Executive Officer (NEO) over multiple years is in the form of equity awards which depend on the performance of Kinross Common Shares and, in the case of RPSUs, operational and financial performance, thereby aligning NEO interests with long-term Shareholder value. In addition, each NEO is required to acquire and hold Shares or Share equivalents representing a multiple of 3 times base salary, other than the CEO, who must hold a multiple of 5 times base salary.

2011 Compensation Decisions

2011 was a successful operational year for Kinross, with record levels of production, revenue, and operating cash flow.(1) Kinross increased its measured and indicated (M&I) mineral resources by 44% overall, and increased M&I resources at Tasiast by 9 million gold ounces.(1) Kinross is in a strong financial position with a balanced portfolio of properties that we believe positions it well to deliver long-term competitive returns to Shareholders. Based on operational performance alone, the HRCNC believed that both Company performance and the individual performance of the CEO and other NEOs was “successful”.

Notwithstanding these strong operating results, total Shareholder returns have been disappointing. Kinross’ Share price has been impacted as a result of declines in the valuation of gold equities generally. However, Kinross’ total Shareholder returns also have underperformed relative to Kinross’ peers. In 2010, Kinross acquired Red Back, issuing additional Shares which had a dilutive impact on earnings per share and a negative impact on Share price in 2011, though the long term results of this acquisition are expected to be accretive. In addition, the Company recorded an approximate $2.94 billion non-cash goodwill impairment charge.(1) Kinross advanced key growth projects and enhancements at its existing operations. However, some feasibility studies were extended as part of a comprehensive capital and project optimization process, with the aim of improving capital efficiency and investment returns while re-sequencing development of the major growth projects at Tasiast, Lobo-Marte, and Fruta del Norte.

The Board has confidence in the Kinross management team to continue to improve operational performance, optimize growth projects and deliver long-term competitive returns to Shareholders. However, the HRCNC felt that it should take the poor Shareholder returns in 2011 into consideration in making its executive compensation determinations for 2011. As a result, the HRCNC exercised its discretion to reduce short-term incentive payments for each NEO by more than 50% and to reduce total direct compensation for each NEO by 20% compared to 2010. In aggregate, short-term incentives decreased from 2010 levels by 74%. The Committee considered and approved Mr. Burt’s request that he not be considered for any short-term incentive payment for 2011 in light of Kinross’ share price performance. Mr. Burt did not receive an increase in base salary for 2012.

Continuous Improvement

Kinross is committed to reviewing and enhancing its compensation practices on an ongoing basis.(2)  An advisory resolution on the Company’s approach to executive compensation will also be considered by Shareholders at the Meeting. To increase pay for performance alignment, for awards made in 2012, Kinross increased the proportion of long-term incentive granted in RPSUs from 20% to approximately 25% and proportionately reduced the number or percentage of Options granted. During 2011, the Committee also reviewed Kinross’ compensation practices to confirm that there is a balanced approach to managing risk, and that appropriate governance is in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or misconduct. Also in 2011, to reinforce NEO Share ownership requirements, Kinross’ policies were expanded to more clearly articulate the Company’s policy against executives, directors and employees hedging personal holdings against a decrease in the price of the Common Shares.

Independent Directors’ Compensation

The committee also reviews the compensation of independent Directors annually.(2) Effective July 1, 2011 the Board Membership Retainer for all independent Directors was increased to $210,000. At the same time, the percentage of compensation received by Directors in Deferred Share Units (DSUs) was increased to strengthen the alignment on interests between the independent Directors and Shareholders. This percentage will apply even after the Directors have met the minimum DSU/Common Share ownership requirement. For the first quarter of 2012, at least 25% of the Board Membership Retainer must be paid in DSUs and, thereafter, at least 50% of the Board Membership Retainer must be paid in DSUs except, however, for Directors who are U.S. taxpayers for whom such requirements will not be effective until January 1, 2013. In addition, effective April 1, 2012, the independent Chairman of the Board requested that his compensation be paid 100% in DSUs. Please refer to the ‘Independent Directors’ Fees’ section for details.

We believe the compensation structure in place for Kinross senior executives and independent Directors fits our industry, and is appropriately linked to our strategy to build long-term Shareholder value. We have always welcomed Shareholder feedback on our business operations, policies and practices, including executive compensation, and we welcome your feedback on our 2011 compensation program.

Sincerely,

/s/ John Oliver
John Oliver
Chairman of the Board and Chair of the Human Resources,
Compensation & Nominating Committee

(1)
For further information regarding the Company’s 2011 results and its 2011 Mineral Reserves and Mineral Resources Statement, please refer to Kinross’ 2011 year-end results, as released February 15, 2012 and on the Company’s web site at www.kinross.com.

(2)
The HRCNC has retained Mercer (Canada) Ltd. as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking.

COMPENSATION DISCUSSION AND ANALYSIS

1.	Executive Compensation – Overview

Kinross’ executive compensation program covers its most senior executive leaders: the CEO and his direct reports, including the other NEOs. This program includes base pay, a short-term cash incentive, medium and long-term equity incentives, as well as pension and other benefits.
The Kinross executive compensation program is designed to achieve several key objectives:

1.	Enable Kinross to attract, retain and reward its executives through competitive pay practices;

2.	Reinforce Kinross’ “pay-for-performance” philosophy by:

	a)	linking compensation (short-term, medium-term and long-term) to Kinross’ Strategic Plan and annual objectives; and

	b)	linking actual payments to individual and team contributions as determined through regular performance evaluation, and to Company performance relative to peers and benchmarks;

3.	Incent and retain high-performing executives, and motivate them to achieve exceptional levels of performance through annual compensation awards, without encouraging undue risk-taking; and

4.
Align executives with the interests of Shareholders by encouraging them to hold Common Shares, and focus management’s activities on developing and implementing strategies that create and deliver value for Shareholders.

Meeting the objectives of the Company’s executive compensation program requires effective management of several key factors, discussed in the following sections:

a)	Market comparators;
b)	Compensation elements and mix;
c)	Executive share ownership; and
d)	Alignment with prudent risk-taking.

It also requires effective oversight, as described in section (e) “Compensation Oversight” below.

a)	Market Comparators

The first objective of the executive compensation plan is to “Enable Kinross to attract, retain and reward its executives through competitive pay practices”. To ensure the Company’s executive compensation continues to be competitive within the market, the HRCNC annually reviews data from three market comparator groups, selected to provide a good cross-section of the companies with which Kinross competes for talent. The three groups are reviewed and updated each year to ensure they continue to meet the criteria outlined below:

Comparator Group	Rationale		Composition
Gold Mining	Companies which comprise Kinross’ primary competition for talent, especially for industry- specific roles.	●	Gold mining companies of a similar market capitalization (minimum $4 billion as of December 31, 2010) and degree of complexity
		●	Similar strategy and stage of development of Company and executives, with operating mines
		●	Listed on the TSX and/or NYSE, and provide comparable disclosure information
Mining, Energy, Oil and Gas (MEOG)	Broader group of companies with whom Kinross competes for talent in similar industry roles.	●	Global mining, and North American natural resources, energy, oil and gas companies, with a market capitalization of between $10 and $50 billion as of December 31, 2010
		●	Natural resources, energy and oil and gas companies headquartered in Canada or the US
		●	Excludes US state, regional and public utilities
		●	Excludes companies in the “Gold Mining” group

Comparator Group	Rationale		Composition
General Industry	Companies with whom Kinross competes for talent in non-industry specific roles (e.g., CEO, CFO, CLO), and with whom Kinross competes for capital.	●	Included in the S&P/TSX 60 Index in the previous year
		●	Have international operations
		●	Cross-listed on TSX and NYSE
		●	Companies may also be included in one of the other two comparator groups

In reviewing the comparator groups for 2011, it was agreed that no substantive changes were required. Therefore adjustments were limited to the following:

●
“Gold Mining” – reviewed changes among competitors to identify possible additions or deletions appropriate to the group. As a result, Lihir Gold was removed (having been acquired by Newcrest), and Gold Fields was added as meeting the criteria for this group;

●
“MEOG” – reviewed companies included in 2010 and updated to reflect any changes to these companies which might affect their eligibility based on the definition of the group. As a result, Suncor Energy and Canadian Natural Resources were removed from the comparator group based on their market capitalization which was now in excess of the cap of $50 billion; and

●
“General Industry” – reviewed companies included relative to the criteria for the group and update to reflect changes to the TSX 60. As a result, the following companies were removed: Fortis Inc., Power Corporation and Saputo Inc. (all not cross-listed).

The resulting comparator groups are shown below:

Comparator Group	Companies Comprising Group
Gold Mining	Canadian Companies
Agnico-Eagle Mines Ltd., Barrick Gold Corporation, Goldcorp Inc., Yamana Gold Inc.

US Companies
Freeport McMoRan Copper and Gold Inc., Newmont Mining Corporation

Incorporated outside North America
Gold Fields Ltd., Newcrest Mining Ltd.
Mining, Energy, Oil and Gas (MEOG)	Canadian Companies
Canadian Oil Sands Trust, Cenovus Energy Inc., Enbridge Inc., EnCana Corporation, Nexen Inc., Potash Corporation of Saskatchewan, Talisman Energy Inc., Teck Resources Limited, TransCanada Corporation

US Companies

Alcoa Inc., Devon Energy Corp., Entergy Corporation, EOG Resources Inc., Hess Corp., Kinder Morgan Energy Partners L.P., Noble Energy Inc., Nucor Corp, Peabody Energy Corp., PPL Corporation, Sempra Energy, Southern Copper Corp., Spectra Energy Corp., Weatherford International Ltd., Williams Companies Inc.

General Industry
Agnico-Eagle Mines Limited, Agrium Inc., Bank of Montreal, Bank of Nova Scotia, Barrick Gold Corporation, Brookfield Asset Management Inc., Cameco Corporation, Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, Canadian Pacific Railway Limited, Cenovus Energy Inc., Eldorado Gold Corporation, Enbridge Inc., EnCana Corporation, Enerplus Corporation, First Quantum Minerals Ltd., Gildan Activewear Inc., Goldcorp Inc., IAMGOLD Corporation, Magna International Inc., Manulife Financial Corporation, Nexen Inc., Potash Corporation of Saskatchewan Inc., Research in Motion Limited, Royal Bank of Canada, Sun Life Financial Inc., Suncor Energy Inc., Talisman Energy Inc., Teck Resources Limited, TELUS Corporation, Thompson Reuters Corporation, Tim Hortons Inc., Toronto- Dominion Bank, TransAlta Corporation, TransCanada Corporation, Valeant Pharmaceuticals International, Inc. (formerly Biovail Corporation), Yamana Gold Inc.

The compensation data gathered for the companies in these comparator groups is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary, short-term, medium-term and long-term incentives) for the Company’s senior executive team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits). Each compensation element for each NEO is reviewed against the 50th percentile (“P50”), the 75th percentile (“P75”) and the 90th percentile (“P90”) for comparable positions within the comparator groups. In line with its pay-for-performance philosophy, the Company seeks to pay base salary at the 60th percentile, and total compensation at P75 for successful performance. This places increased emphasis on incentive or “at-risk” compensation. Where executive performance is below expectations, total compensation would be lower relative to the market; where executives achieve exceptional results, it could result in total compensation at P90. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the HRCNC in determining compensation for executives.

b)	Compensation Elements and Mix – see details in Section 4

To meet the objectives of the Kinross executive compensation program as set out above, Kinross has chosen to use a variety of forms of compensation, including base pay and at-risk compensation (short-term, medium-term and long-term incentives), as well as pension and benefits. Kinross believes this mix will enable us to attract and retain top caliber executives, better link senior executive compensation to Company performance as well as motivate senior executives to achieve exceptional levels of performance.

This mix is reviewed on a regular basis, and adjustments are made from time to time as necessary. In 2009, Kinross increased the weighting on performance-based RSUs within the Company’s equity grant to 20% of the total equity grant for NEOs and senior executives based on a review of competitor practices, and to further emphasize the link between compensation and performance – and this weighting was increased again to approximately 25% of equity granted with respect to 2011. In addition, following a review of market practice in 2010, the decision was made to move to a seven-year term for Options effective with the February 2011 grants, to better align with market practice and place a greater emphasis on long-term performance. Finally, in 2011, the HRCNC approved an increase to the Accidental Death and Dismemberment insurance for executives to better align with market.

The following table summarizes the compensation elements that applied to Kinross’ NEOs in 2011.

Compensation Element	Form	Period	Determination for NEOs
Base Salary	Cash (page 40)	One year	Based on role, market comparators, internal equity, individual experience and performance.
Short-Term Incentive	Cash (pages 40-41)	One year	Target award is based on market comparators and internal equity.
Actual awards are based on Company (60%) and individual (40%) performance, and consider overall pay mix guidelines.
Medium-Term Incentive	Restricted Share Units (RSUs) (pages 42-43)	Three years; Vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance. The HRCNC determines the mix of equity to be granted to NEOS for each calendar year. For 2011, RSUs made up between 40% and 50% of the aggregate medium-term and long term incentive award granted to each NEO.

	Restricted Performance Share Units (RPSUs) (pages 43-45)	Three years; Vest at end of three years, based on performance relative to targets	Target award based on market comparators. Actual awards may be above or below target based primarily on Company and individual performance.
Final amount vested is based on Company performance relative to four key measures: relative total Shareholder return; production, costs and reserves.
For the 2011 grant, RPSUs made up approximately 25% of the aggregate medium-term and long-term incentive award granted to each NEO.

Compensation Element	Form	Period	Determination for NEOs
Long-Term Incentive	Options (pages 45-46)	Seven year term Vest in thirds over three years	Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance.
For the 2011 grant, Options made up approximately 25% - 35% of the aggregate medium-term and long-term incentive award granted to each NEO.
Employee Benefits and Perquisites	Employee Benefit Plans and Perquisites (page 47)	Ongoing	Based on market comparators.
Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, financial counselling, security services, and other benefits.
	Employee Share Purchase Plan (page 48)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the Company on a quarterly basis.
Retirement Allowance	Executive Retirement Allowance Plan (page 48)	Ongoing	Based on market comparators. 15% of base salary and target bonus, accrued quarterly.

The mix in direct compensation achieved in 2011 or Kinross’ Chief Executive Officer, and the average mix for the other NEOs is set out below.

2011 Compensation Mix – CEO
Tye W. Burt	Actual (US$)

Base Salary	$1,435,686

Short-Term Incentive	$0

RSUs	$2,507,396

RPSUs	$1,319,416

Options	$1,450,852

2011 Average Compensation Mix – Other NEOs (1)
Other NEOs
(excluding CEO)	Actual (US$)

Base Salary	$561,714

Short-Term Incentive	$439,805

RSUs	$1,032,531

RPSUs	$562,647

Options	$787,100

(1)
2011 Average Compensation Mix is for annual compensation only for the purposes of this table, and excludes o hire compensation for Mr. Barry. Mr. Boehlert departed the Company in March 2011. His 2011 compensation has also been excluded.

c)	Executive Share Ownership

An important objective of Kinross’ executive compensation plan is to “Align executives with the interests of Shareholders by encouraging them to hold Common Shares and RSUs, and focus management’s activities on developing and implementing strategies that create and deliver value for Shareholders”. To support this objective, Kinross not only provides medium-term and long-term equity compensation, but in December 2006, Kinross implemented a share ownership policy for its senior executives. This policy was reviewed and updated in February 2008 (the “2008 share ownership policy”), resulting in an increase to the share ownership requirements. As of December 31, 2011, all of Kinross’ NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded these requirements.

The 2008 share ownership policy requires NEOs and certain other senior executives to hold a minimum value in Common Shares and/or RSUs (but not RPSUs or Options), determined as a multiple of his/her average year-end base salary for the most recent three years (“Average Salary”). These minimum requirements are as follows:

●	President and CEO:	5 times Average Salary
●	Other NEOs:	3 times Average Salary

The value held is determined as the greater of book value or market value of the Common Shares and/or RSUs. Senior executives must meet the 2008 share ownership policy requirement within three years of being hired or, for those senior executives hired before the policy was updated, within three years of the effective date of the 2008 policy. No change is planned to the policy in 2012.

The following table shows for each NEO serving as of December 31, 2011(1) the status of each of the NEOs holdings relative to the share ownership requirements as of such date.

Share Ownership Requirements

	Eligible Share Holdings(2)		2011 Share Ownership
Name	Units (#)	Value(3),(4) (US$)	Required Multiple of Average Salary(5)		Required Value (US$)	Holdings Multiple of Average Salary(6)	Multiple of Requirement Met	Deadline to Meet Requirement(6)
Tye W. Burt	753,557	12,848,290	5	x	6,790,865	9.5	1.9	January 1, 2011
Paul H. Barry	5,752	85,383	3	x	1,819,884	0.1	0.0	March 31, 2014
Brant E. Hinze	49,007	846,732	3	x	1,963,959	1.3	0.4	October 1, 2013
J. Paul Rollinson	142,581	2,599,359	3	x	1,663,173	4.7	1.6	September 4, 2011
Geoffrey P. Gold	164,508	2,670,407	3	x	1,557,012	5.1	1.7	January 1, 2011

(1)	Thomas M. Boehlert departed the Company in March 2011.
(2)	Common Shares and RSUs (but not RPSUs or Options).
(3)
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs, or the grant price for unvested RSUs.

(4)	Book value is in Canadian dollars and was converted to United States dollars for purpose of this table using the exchange rate of Cdn $1.00 = 1.011047 US$.
(5)	Average year end base salary for the years 2009, 2010 and 2011.
(6)
The Share ownership policy came into effect on January 1, 2008 and each of the NEOs had until January 1, 2011 to meet the ownership requirements, with the exception of new executives who have three years from date of hire. The new executives are Mr. Barry, who joined the Company on March 31, 2011, Mr. Hinze, who joined the Company on October 1, 2010, and Mr. Rollinson, who joined the Company on September 4, 2008.

d) Alignment with Prudent Risk-Taking

Kinross seeks to align its compensation practices with prudent risk-taking, consistent with Kinross’ strategies and risk profile. The Audit and Risk Committee assesses the overall process for identifying Kinross’ principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks and reviews the principal risks of Kinross’ business and operations. Annually, the Board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite. Two of the members of the HRCNC are also members of the Audit and Risk Committee, thus helping ensure that material risks identified by the Audit and Risk Committee are considered in determining executive compensation.

Within the context of Kinross’ risk oversight practices generally, the HRCNC seeks to approve compensation programs which motivate executives to take action to fulfill the business objectives of the Company’s strategy and risk-profile. It does that in several ways.

●
Encouraging the right behaviours – The corporate objectives used for purposes of short-term incentive are corporate objectives approved by the Board for the year, which aligns Kinross’ compensation incentives with the strategies and goals the Company strives to achieve for the year. The performance measures for purposes of RPSUs also include several key business measures for the same reason. The corporate and individual objectives also take into consideration performance in managing the principal risks of the business.

●
Taking a balanced approach to performance measurement – Kinross uses a balance of measures to assess corporate performance, individual performance, and long-term performance under RPSU awards, in order to provide a balanced approach to incentives and avoid undue focus on any particular measure.

●
Balanced approach to performance periods – A significant proportion of target total direct compensation for NEOs is received in the form of medium- and long-term incentive awards, which provides a check against undue focus on short-term results.

●
Use of thresholds and limits on incentive pay – Under the short-term incentive and RPSU awards, threshold performance must be met in order to receive a payout and potential payouts are capped to discourage excessive risk-taking.

●
Meaningful share ownership requirements – Senior executives are required to hold a significant portion of their wealth in the form of Common Shares and RSUs (but not RPSUs or Options) pursuant to minimum share ownership requirements. Under these requirements, senior executives must hold 3 to 5 times their base salary in Common Shares and RSUs, thereby aligning the interests of executives with Shareholder interests and mitigating risk-taking behaviour.

●
Prohibition against hedging – Kinross prohibits its employees and Directors from using any kind of personal hedging strategy to undermine the risk and Shareholder alignment effects embedded in their equity-based compensation awards or other Common Shares held.

Kinross also seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. In recent years, including compensation decisions in respect of 2011 performance, management has recommended that the Board lower compensation awards where appropriate.

e) Compensation Oversight

Composition of Human Resources, Compensation and Nominating Committee

Five directors currently sit on the HRCNC. The Board determined that the composition of the Committee should include the Chairman of the Board and the Chairmen of the Corporate Governance Committee and the Audit and Risk Committee so that the HRCNC may derive the benefit of their expertise in their respective fields. The Committee also includes Directors with ongoing direct industry involvement and relevant legal background resulting in a very well rounded skill and knowledge base. All such directors are independent, and their average tenure on the HRCNC is more than 11 years.

All of the HRCNC members have gained experience in human resources and compensation matters by serving as a senior executive of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. Two members also serve on the compensation committees of other public issuers.

All of the members of the HRCNC are financially literate. Two HRCNC members are also members of the Audit and Risk Committee and are also well-versed in the principal risks considered by that Committee.

You can find more information about the background and experience of each HRCNC member in the Director profiles starting on page 12.

2012 Compensation Approval Process

To ensure alignment with Kinross’ “pay-for-performance” philosophy, approval of executive compensation is dependent on an assessment of Company and individual performance. The HRCNC approves and makes recommendations to the Board on compensation. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

Company 4PP
●	Annual Four Point Plan developed by management based on Kinross Strategic Plan, and approved by the Board
●	Company objectives cascaded to establish Regional, Site, Department and Individual objectives

Performance
●	Executives and employees strive to achieve Company, Department and Individual objectives; receive feedback on performance	Comparator Group
		●	Validation of companies in comparator group to ensure they continue to meet criteria – Approval by HRCNC

Year End Assessment - Internal		Competitor Data & Executive Holdings
●	Management assesses performance against Company and Department objectives	●	Compilation and review by HRCNC of previous year compensation awards by companies in Comparator Groups
●	CEO assesses performance of direct reports against individual objectives	●	Review of current executive equity holdings

Year End Assessment - External		Market Trends
●	Management assesses Company performance and total Shareholder returns relative to key industry competitors	●	Review of current market trends, LTI mix, and elements of executive compensation by management and the HRCNC

HRCNC Approval		Compensation Recommendations
●	HRCNC reviews Company performance against objectives	●	Preparation of initial compensation recommendations for executives based on performance and market data
●	HRCNC reviews Company performance relative to key competitors
●	HRCNC approves Company performance rating
●	HRCNC reviews CEO performance and approves CEO and NEO performance ratings	Review of Recommendations
		●	HRCNC reviews management recommendations and input from independent consultant, and provides counsel to the Board

Board Approval of Compensation
		●	Board approves executive compensation based on HRCNC recommendations

While the emphasis is on actual and relative performance as well as competitive market data as outlined above, the CEO and HRCNC may also exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events and prevailing circumstances and market conditions. In 2011, the HRCNC used discretion to reduce both short-term incentive awards and total direct compensation for all NEOs - see commentary in section 2(d) “Individual Performance Measures for Named Executive Officers” below, starting on page 36. Further, the CEO requested that he not be considered for any short-term incentive payment for 2011 as total Shareholder returns have not improved relative to competitive benchmarks. After taking into account Mr. Burt’s recommendation and other factors, and despite Mr. Burt’s many accomplishments in 2011, the HRCNC recommended, and the Board of Directors approved, no short-term incentive for 2011 performance, a 20% reduction in Mr. Burt’s total direct compensation over 2010 (in Canadian dollars) and no salary increase for 2012.

Each year, the HRCNC completes a risk review of the compensation programs, policies and practices for executives and other employees. This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk, and to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

As part of their compensation risk review in 2011, the HRCNC reviewed:

Kinross’ global compensation programs

Process	The HRCNC reviewed Kinross’ existing compensation practices and procedures and documentation in the context of:

	●	Incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;

	●	CSA examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and

	●	Key business risks.

Outcome
No programs, policies or practices were identified that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the HRCNC is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress testing of compensation for the Senior Leadership Team

Process	The HRCNC reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans, as follows:

	●	Base salary fixed at current levels;

	●	STI payouts at minimum, target and maximum performance;

	●	Share prices ranging from -20% through to maximum share price forecast by analysts; and

	●	PSUs vesting at threshold, target and maximum performance.

Outcome
The HRCNC is satisfied that Kinross’ compensation programs are delivering the intended value, and are comfortable that the potential range of realized gains on outstanding LTI awards are aligned to the creation of Shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions around STI payouts and LTI grants.

Kinross’ Insider Trading Policy

Process
The HRCNC reviewed Kinross’ Insider Trading Policy to determine whether Kinross employees and Directors are adequately restricted from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an employee or Director.

Outcome
While the existing policy contained substantial restrictions, an amendment to this policy was proposed which would further restrict the range of possible activities which might be undertaken by an employee or director, as follows:

Prohibition on Hedging and Equity Monetization Transactions

No Director, Officer or Employee may, except with the approval of the Corporate Governance Committee, engage in transactions that could reduce or limit the executive’s economic risk with respect to the executive’s holdings of (i) Common Shares or other Kinross securities or (ii) outstanding Restricted Share Units, Stock Options or other compensation awards the value or payment amount of which are derived from, referenced to or based on the value or market price of Common Shares or other Kinross securities. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and loans to the Director, Officer or Employee secured by Company securities where recourse is limited to such securities.

This amendment was approved by the Governance Committee in January 2012.

Details of the compensation granted to the NEOs are reported in Section 5 “Executive Compensation – Key Summary Tables” commencing on page 49.

Independent Advice

The HRCNC has retained Mercer (Canada) Limited (“Mercer”) as its independent advisor, since 2002. Mercer’s mandate includes:

●	Competitive market benchmarking analysis for the NEOs;
●	Competitive market benchmarking analysis for the independent Directors; and
●	Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

In respect of fiscal 2011, Mercer conducted a competitive market benchmarking analysis for the NEOs and the independent Directors. Mercer attended all or part of four HRCNC meetings. Although Mercer provides advice to the HRCNC, the decisions reached by the HRCNC may reflect factors and considerations other than the information and recommendations provided by Mercer. The HRCNC must pre-approve other services that Mercer provides to the Company at the request of management with respect to executive compensation related services, but does not pre-approve other services that may be provided from time to time by Mercer and affiliate organizations globally.

Below is a summary of the fees paid to Mercer for its services to the HRCNC as well as fees paid to affiliates of Mercer for their unrelated services to the Company, for the last two fiscal years ended December 31, excluding applicable taxes.

Year		Nature of Services	Executive Compensation-Related Fees (US$)	All Other Fees (US$)
2011	Mercer
	●	Competitive market benchmarking analysis for NEOs and independent Directors	$97,311
	●	Governance update
	●	Attendance at HRCNC meetings
	Mercer
	●	Published surveys and data		$40,629
	Marsh
	●	Insurance brokerage fees		$1,425,916
2010	Mercer
	●	Competitive market benchmarking analysis for NEOs and independent Directors	$68,413
	●	Analysis with respect to transaction related incentives
	●	Attendance at HRCNC meetings
	Mercer
	●	Published surveys and data		$44,147
	Marsh
	●	Insurance brokerage fees		$1,335,538

Fees paid to Mercer were paid in Canadian dollars and converted to United States dollars for purpose of this table using the exchange rate of Cdn $1.00 = 1.011047 US$.

e) Pay for Performance

To ensure a strong linkage between pay and performance (both individual and Company; absolute and relative), the following calculations are used to determine the initial compensation recommendations for NEOs (after which the CEO and HRCNC retain the discretion to make adjustments based on pay mix, internal equity, and retention as well as extraordinary circumstances):

The performance multiplier drives the short-term incentive and target total direct compensation. The total value of the medium- and long-term incentives is calculated as the difference between total cash compensation (the sum of base salary and the short term incentive) and target total direct compensation (the sum of base salary, short-term, medium-term and long-term incentives), with the target market percentile for total direct compensation being (determined based on the performance multiplier). The value ranges for each of these elements is shown below:

Element	Value Ranges
Target Incentive	CEO: 200% of base salary NEOs:100% - 150% of base salary

Performance Multiplier (Company and Individual)	0 - 150%

Medium-Term and Long-Term Incentive, and Total Direct Compensation	Performance Multiplier	Target Market Percentile for Total Direct Compensation
	Less than 70%	Less than 50th
	70-90%	50 - 60th
	95-110%	75th
	120-150%	90th

2.	2011 Company Performance

a)	Objectives

A substantial portion of Kinross executives’ compensation is linked to the Company’s performance. Annual Company performance objectives are approved by the Board and linked to the Company’s core purpose of leading the world in generating value through responsible mining. In determining Company performance, the Board looks at performance against operating objectives, Kinross’ performance relative to its gold mining competitors and total Shareholder returns.

In 2011 the executive team was focused on ensuring a safe operating environment, delivering operational performance improvements and expansion projects at existing operations, advancing our key development projects (including completing drilling programs, mine plans, permitting and studies for four major greenfield projects: Tasiast, Lobo Marte, Dvoinoye and Fruta Del Norte), integrating the Red Back acquisition, and establishing a Kinross presence in the West Africa region. Securing financing for future investments in projects and operations, while maintaining investment grade ratings, was also a priority.

Kinross’ annual operating performance objectives are laid out in its Four-Point Plan. Each ‘pillar’ of the plan defines a key set of objectives that are critical to furthering the Company’s strategy. More detailed tactics and objectives are cascaded through the organization to ensure alignment around performance objectives. Measures of performance are both objective and subjective. In determining overall Company performance, the objectives of ‘Deliver Mine and Financial Performance’ and ‘Drive Future Value’ are each weighted 30%, and ‘Best Talent, Best Teams’ and ‘Elevate the Kinross Way’ are each weighted 20%.

For 2011 these ‘pillars’ were:

Pillar	Objectives Include		Performance Measure / Milestone
Deliver Mine and Financial Performance	●	Achieve production, cost and capital expenditure targets (2011 guidance)	●	2.6 - 2.7 million gold equivalent ounces (including full Kupol production from April 28th, 2011 onward) at an average production cost of sales per gold equivalent ounces of $565 - 610 (1),(2)
	●	Deploy common business processes aimed at improving efficiencies	●	Total capital expenditures of $1.5B
	●	Advance continuous improvement (Cl) for mining in all operations	●	Complete deployment of upgraded business processes and IT systems in North and South America
			●	Savings realized per Cl plan

Best Talent, Best Teams	●	Develop and implement comprehensive recruitment program	●	Hire team of recruiters and implement recruiting systems
	●	Increase technical staffing across the organization	●	Hire over 2000 employees per budget and projects requirements including engineering and skilled trades employees
	●	Retain performing employees in all regions	●	Maintain employee retention at 2010 levels and not less than local market
	●	Deliver Human Capital strategy for Mauritania	●	Improve participation in the global employee opinion survey from all operations

Elevate the Kinross Way	●	Lead the industry in environment, health and safety	●	Meet or exceed safety frequency rates goals (based on Kinross total hours worked): Total Medical Frequency rate goal of 1.07 for 2011
	●	Lead the industry in corporate responsibility	●	Strive for zero environmental Notices of Violation
	●	Expand awareness of Kinross values, culture, and the “Kinross Way”	●	Corporate Responsibility programs implemented and external recognition received
			●	Improve results of Employee Survey relating to Kinross Values

Drive Future Value	●	Successfully integrate Red Back Acquisition.	●	Integrate Tasiast and Chirano operations into Kinross in a timely manner while maintaining production
	●	Provide cost effective capital to fund investment and manage balance sheet risk and liquidity	●	Execute on successful debt offering and maintain investment grade rating
	●	Optimize/expand LOM though exploration program	●	Complete exploration programs in targeted geographies and advance exploration on Kinross’ mine sites and near mine (per January 2011 guidance)
	●	Optimize Kinross’ portfolio consistent with its strategy	●	Execute on selected divestitures
	●	Deliver on major construction and development projects	●	Project milestones delivered on Tasiast, Lobo Marte, and Dvoinoye.
			●	Negotiate exploitation and investment protection agreement with Ecuadorian government and meet project milestones

(1)
For further information regarding the Company’s 2011 Guidance, please refer to Kinross’ 2010 year-end results, as released February 16, 2011, and Kinross 2011 first quarter results, available on the Company’s web site at www.kinross.com.

(2)
Production and production cost of sales figures in this document represent those “attributable” to Kinross as defined below. Kinross measures attributable gold equivalent ounces produced. Gold equivalent ounces include silver ounces produced converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for the 2011 year of 44.65:1. Attributable gold equivalent ounces reflects only Kinross’ share of production from Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%). Attributable production cost of sales per equivalent ounce sold is a non-GAAP measure used as a supplemental measure of performance and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. Attributable production cost of sales was calculated by deducting, from production cost of sales calculated under IFRS of $1,596.4 million, an amount (being $39.2 million) to reflect the portion of such costs attributable to the non-Kinross share of production from Kupol and Chirano.

Some performance measures are qualitative. Target performance is reasonably achievable with significant effort. In the last two years, corporate performance was assessed at 110% for 2010 and 100% for 2009. The assessment of performance is not solely a formulaic process and judgment is exercised in determining the corporate performance multiplier.

b)	Company Performance Graph

The following performance graph shows the cumulative return over the five-year period ended December 31, 2011 for Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Gold Index. The graph and the table below show what a $100 investment made at the end of 2006 in Common Shares, the S&P/TSX Composite Index or the S&P/TSX Gold Index would be worth every year and at the end of the five-year period following the initial investment.

Total Shareholder returns decreased from 2010 to 2011, and over the five year period.

	2006	2007	2008	2009	2010	2011
KINROSS GOLD CORP	100	132.42	163.50	141.38	138.84	85.96
S&P/TSX COMPOSITE INDEX	100	109.84	73.58	99.37	116.88	106.70
S&P/TSX GOLD INDEX	100	105.73	110.28	117.27	148.82	124.04

Positive trends in the Company’s total Shareholder return year-over-year were reflected in overall corporate ratings which were above target and resulted in increases in compensation for NEOs from 2006 – 2008. In 2009, aggregate total compensation for NEOs decreased 22% (in U.S. dollars) from 2008 levels due to lower total Shareholder returns and other operating performance results. Share performance from 2009 to 2010 was slightly reduced, however, five year returns were very positive. Comparing 2009 and 2010, NEOs total compensation increased 18% in U.S. dollars in 2010 due to solid Company operating performance and the execution of multiple transactions that transformed the Company’s growth profile. The Company also made divestures at significantly positive returns in 2010. 2011 saw general declines in gold equities, with the S&P/TSX Gold Index declining year over year. Kinross also experienced a significant drop in total Shareholder returns over 2010, below both the S&P/TSX Composite Index and S&P/TSX Gold Index. Further, in 2010 Kinross executed the acquisition of Red Back, issuing additional Shares which had a dilutive impact on cash flow and earnings per share and a negative impact on Share price in 2011. However, the long-term results of this acquisition are expected to be accretive. As a result, the Board approved a reduction in short-term incentive payouts for NEOs other than the CEO of more than 50%, and a reduction in annual total direct compensation for each NEO of 20% over 2010 total direct compensation (both in Canadian dollars, and annualized in the case of Mr. Hinze). The CEO’s short-term incentive was zero, and for all NEOs shown on the Summary Compensation Table, in aggregate, short-term incentives decreased from 2010 levels by 74% (56% when excluding the CEO; percentages in Canadian dollars)(1).

(1)	Mr. Hinze joined Kinross in October 2010, we have used his actual STI payout in these calculations.

	Total Compensation for NEOs (US$)(1)	Total Compensation for NEOs excluding one-time payments (US$)(1)	Total Compensation for NEOs as a % of Operating Earnings (US$)(2), (3)	Total Compensation for NEOs as a % of Common Shareholder Equity (US$)(3)
2011	$27,973,129	$22,890,211	2.01%	0.22%
2010(4)	$22,934,378	$22,934,378	3.53%	0.16%
Change	$5,038,751	$(44,167)	(1.53%)	0.07%

(1)
Increase in total compensation for NEOs in 2011 is primarily due to year over year changes in NEOs in the summary compensation table, one-time payments made relating to hire ($758,293) and departure costs ($4,324,625) and the exchange rate differential:

		●	For the three executives who were NEOs for both 2010 and 2011 (namely Mr. Burt, Mr. Rollinson and Mr. Gold), total compensation decreased by 14%.
		●	Excluding one-time payments, 2011 total compensation for NEOs would have been $22,890,211.
		●	Total compensation for NEOs (including one-time payments) in CAD increased by 17%.
(2)
Operating Earnings were negative for the year ending December 31, 2011 in the amount of $1,542.50 million. For the purposes of this table, for 2011, total compensation is shown as a percentage of operating earnings before goodwill impairment charges, of $2,937.60 million, resulting in positive operating earnings before goodwill impairment charges of $1,395.10 million. There were no goodwill impairment charges in 2010.

	(3)	Determined by dividing Total Compensation for NEOs (including one-time payments) by the Operating Earnings or Common Shareholder Equity as appropriate.
	(4)	Operating Earnings and Common Shareholder Equity have been restated to conform to IFRS.

c)	Performance Targets and Results

In 2011 Kinross delivered strong operating and financial performance. Notwithstanding this positive performance, Kinross total Shareholder returns decreased by 39.5% (US$) from December 31, 2010 to December 31, 2011. This poor result significantly impacted Company and executive individual performance ratings and therefore short term incentives and total direct compensation. Kinross finished the year with record production, record revenue and record margins, generating $1.6 billion in adjusted operating cash flow(1),(2),(6) for the full year. Adjusted net earnings attributable to common Shareholders (1),(3),(6) grew 79% over the previous year to a record $871.8 million. The Company recorded a significant net loss as the result of a non-cash goodwill impairment. Gold ounces produced and cost per ounce met guidance for 2011. Over the 2011 fiscal year, proven and probable mineral reserves increased to 62.6 million ounces and measured and indicated mineral resources grew significantly to 25.4 million ounces of gold, a year-over-year increase of 44%.(5) Kinross grew its global workforce, recruiting over 2100 new employees.

Pillar	Performance Measure		2011 Year End Results included:
Deliver Mine and Financial Performance	●	Achieve production, cost and capital expenditure targets	●	2,610,373 gold equivalent ounces produced, a 12% increase over 2010 (1),(4)(6)
			●	US$596 production cost of sales per gold equivalent ounce, a 17.8% increase over 2010.(1),(4),(6)
			●	Total capital expenditures were $1,651.5 million, exceeding budget.
	●	Deploy common business processes aimed at improving efficiencies	●	Successfully deployed “Kinross Way” optimized business processes through JD Edwards enterprise resource planning system at 6 locations in Chile and North America.
	●	Advance continuous improvement (Cl) for mining in all operations	●	Continuous improvement benefits realized in operations and procurement improved mining, processing and maintenance effectiveness and partially offset cost escalations.

Pillar	Performance Measure		2011 Year End Results included:
Best Talent, Best Teams	●	Develop and implement comprehensive recruitment program	●	Built internal recruitment team and systems and as a result avoided significant executive search fees.
	●	Increase technical staffing across the organization	●	Filled over 2100 positions globally, including over 300 engineers and geologists. Successfully recruited new EVP and Chief Financial Officer.
	●	Retain performing employees in all regions	●	Voluntary turnover rate of 6.0% decreased slightly from 2010 in very competitive hiring markets.
	●	Deliver Human Capital strategy for Mauritania	●
Recruited over 500 Mauritanians and 65 expatriates for Tasiast, signed agreements with four education institutions in Mauritania (with 60 students beginning technical training programs at these institutions) in addition to introducing multiple other training programs at the mine site.

			●	78% participation in global employee survey with 5326 surveys submitted from all regions including Africa, an increase from 74% participation in 2009.

Elevate the Kinross Way	●	Lead the industry in environment, health and safety	●	One fatality occurred at Fort Knox.
	●	Lead the industry in corporate responsibility	●
Total Medical Injury Frequency Rate (TMIFR) for Kinross employees and contractors was 0.95%, including Tasiast and Chirano, an increase of 22% over 2010, but better than target; Lost Time Injury frequency increased by 24% to 0.31. La Coipa recognized for excellent safety performance with Chilean Institute of Mining Engineers John T. Ryan Award.

	●	Expand awareness of Kinross values, culture, and the “Kinross Way”	●	0 Notices of Violation of environmental standards and regulations in 2011.
			●	Named to Dow Jones Sustainability World Index for the first time as well as North America Index for the second time.
			●	Funded new medical centre in Mauritania for US$2.5 million.
			●	Presented a “White Paper” on strategy to increase mining investments in Russia to Prime Minister Putin at the Russian Foreign Investment Advisory Council in October.
			●	Named one of Canada’s 10 Most Admired Corporate Cultures by Waterstone Human Capital.
			●	Employee survey results showed that a significant number of employees were aligned with Kinross’ values and felt that Kinross was a good place to work.
			●	Ranked in top 10% (19th of 253 companies) in the Globe and Mail governance rankings, moving up 14 places from 2010.

Drive Future Value	●	Successfully integrate Red Back Acquisition	●	Tasiast and Chirano were successfully integrated into Kinross reporting and operations structures. West Africa regional office was established in Las Palmas.
	●	Provide cost effective capital to fund investment and manage balance sheet risk and liquidity	●	Acquired remaining 25% of Kupol mine increasing ownership to 100%.
	●	Optimize/expand LOM though exploration program	●	Completed several successful financing initiatives including US $1 billion unsecured debt offering and US$200 million Kupol financing loan. Ended 2011 with liquidity of approximately $2.9 billion.
	●	Optimize Kinross’ portfolio consistent with its strategy	●	Increased semi-annual dividend by 33%.
	●	Deliver on major construction and development projects	●	Proven and probable mineral reserves increased to 62.6 million ounces. In addition, measured and indicated mineral resources grew significantly to 25.4 million ounces of gold, an increase of 44%.(5)
			●	Exploration active on 44 mine site, near-mine and greenfield projects with a total of 792,030 meters drilled on 23 of the sites.
●
Ongoing aggressive technical and exploration work at Tasiast continues to confirm Kinross’ confidence in Tasiast as a world class gold deposit. Measured and Indicated mineral resources at Tasiast increased by 9.0 million ounces to 11.1, and Proven and Probable mineral reserves were 7.5 million ounces. (5)

Pillar	Performance Measure	2011 Year End Results included:
●
Completed the sale of 8.5% equity interest in Harry Winston Diamond Corporation for net proceeds of Cdn $100 million, yielding a return of 44% on the shares acquired as partial consideration in the disposition of the Company’s interest in the Diavik mine. Including this return, a total gain of 207% has been realized on the Company’s acquisition and subsequent disposition of its 19.9% equity interest in Harry Winston and its 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik mine.

		●	Third ball mill commissioned at Paracatu mine. New flash flotation recovery process and desulphurization process were also commissioned at this site.

		●	All permits approved as required for brownfield and greenfield projects in all regions.

		●	Secured agreement with State Public Attorney to proceed with operating permit process for the Eustaquio dam at Paracatu.

		●	Scoping study completed for Dvoinoye and project construction and development proceeded on schedule.

		●	Completed construction of West Branch dump leach and ADR facilities at Tasiast.

●
Advanced Fruta del Norte project development, completing the pre-feasibility study, advancing permitting, and commencing the exploration decline; reached non-binding agreement in principle with the government of Ecuador regarding key fiscal and legal parameters.

		●	Feasibility studies for Fruta del Norte, Lobo Marte and Tasiast were extended to optimize process flow and capital expenditures.

(1)	For further information regarding the Company’s 2011 results, please refer to Kinross’ 2011 year-end results, as released February 15, 2012 and on the Company’s web site at www.kinross.com.
(2)
Adjusted operating cash flow is a non-GAAP measure used as a supplemental measure of performance and is calculated by adding to reported cash flow provided from operating activities of $1,416.9 million (i) non-cash net working capital changes of $133.1 million (consisting of accounts receivable and other assets, plus inventories, less accounts payable and other liabilities, including taxes) and (ii) $48.7 million related to the close out and early settlement of derivative instruments.

(3)
Adjusted net earnings attributable to common Shareholders is a non-GAAP measure used as a supplemental measure of performance, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance. For 2011, adjusted net earnings attributable to common Shareholders is calculated as net loss attributable to common Shareholders as reported under IFRS of $2,073.6 million adjusted to add back: the goodwill impairment charge of $2,937.6 million, taxes on repatriation of foreign earnings of $46.6 million, foreign exchange loss on translation of tax basis and on deferred income taxes of $71.4 million, reclamation and remediation expense of $12.2 million, and an inventory fair value adjustment of $9.7 million; and to deduct: non-hedge derivative gains of $60.0 million, taxes in respect of prior years of $33.6 million, gains on acquisition of assets and investments of $26.5 million, and foreign exchange gains of $12.0 million. The result is adjusted net earnings attributable to common Shareholders of $871.8 million.

(4)
Production and production cost of sales figures in this document represent those “attributable” to Kinross as defined below. Kinross measures attributable gold equivalent ounces produced. Gold equivalent ounces include silver ounces produced converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for the 2011 year of 44.65:1. Attributable gold equivalent ounces reflects only Kinross’ share of production from Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%). Attributable production cost of sales per equivalent ounce sold is a non-GAAP measure used as a supplemental measure of performance and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. Attributable production cost of sales was calculated by deducting, from production cost of sales calculated under IFRS of $1,596.4 million, an amount (being $39.2 million) to reflect the portion of such costs attributable to the non-Kinross share of production from Kupol and Chirano.

(5)
For further information regarding the Company’s mineral reserves and mineral resources, please refer to Kinross’ Mineral Reserve and Resource Statements at December 31, 2010 and December 31, 2011, as disclosed in its news releases dated February 16, 2011 and February 15, 2012, respectively, which can be found at www.sedar.com and on the Company’s web site at www.kinross.com.

(6)
For further information on non-GAAP financial measures, please refer to Section 12 – Supplemental information in Kinross’ 2011 Management’s Discussion & Analysis, as released February 15, 2012 and on the Company’s web site at www.kinross.com.

The assessment of Company performance is not solely a formulaic process and judgment is exercised in determining the corporate performance multiplier to be applied in calculating short-term incentive. Based on Company performance as outlined above, an initial performance multiplier of 112% was calculated as follows:

Four-Point Plan Summary	% Achievement	Weighting	Score
Deliver Mine and Financial Performance	110%	30%
Best Talent, Best Teams	113%	20%
Elevate the “Kinross Way”	112%	20%
Drive Future Value	112%	30%
Total Corporate Score			112%

However, the multiplier was reduced by 17 percentage points as total Shareholder returns to Kinross Shareholders underperformed relative to our competitors, and a final Company performance multiplier of 95% was approved by the Board. This multiplier is lower than the rating approved in 2010. Company performance multipliers can range from 0% to 150%. For the NEOs including the CEO, the Company performance multiplier is weighted approximately 60% in determining short term incentive payouts.

d)	Individual Performance Measures for Named Executive Officers

For each senior executive officer, the individual performance component of the short-term incentive is weighted approximately 40% in determining short-term incentive payouts. Individual performance multipliers were determined based on the accomplishments described below. Individual performance factors for the CEO are determined by the Board. The CEO recommends performance evaluations for the NEOs to the HRCNC for approval based on their performance against individual objectives and their contribution to overall Company performance. The CEO and HRCNC also retain the right to exercise discretion when making incentive compensation decisions to reflect extraordinary events, and prevailing circumstances and market conditions.

In 2011, the short-term incentive target for the CEO was 200% of base salary, while the target for other NEOs ranged from 100% to 150% of base salary.

In 2011 the HRCNC reviewed the CEO’s and other NEOs performance and on an individual basis rated them each 100% indicating ‘successful’ based on Kinross operating performance. These performance ratings were reduced from 2010 levels based on Company performance versus objectives. Further, due to the reduction in 2011 total Shareholder returns, the HRCNC exercised their discretion and reduced each NEO’s short-term incentive (STI) payment by at least 50% over 2010 payouts (1) and each NEO’s total direct compensation by 20% over 2010.(1) As a result, the aggregate short-term incentives for all NEOs shown on the Summary Compensation Table, decreased from 2010 levels by 74% (56% when excluding the CEO; percentages in Canadian dollars).

(1)
Reductions calculated using 2010 and 2011 compensation in Canadian dollars, 2010 compensation was and annualized in the case of Mr. Hinze. Mr. Barry joined Kinross in March 2011 and therefore such reductions relative to 2010 compensation do not apply to him.

Tye W. Burt- President and Chief Executive Officer

In 2011, Mr. Burt’s objectives included: oversight of key operational performance and project advancement; leading Shareholder marketing efforts; enhancing investor, public and government relations; leading the development and implementation of the Company’s Strategic Plan; providing direction and leadership in respect of the Company’s values and culture, annual Four-Point Plan and various operating initiatives. Other key objectives in 2011 included: achieving superior Shareholder returns; demonstrating continued industry leadership in operating performance; enhancing Kinross’ reputation as a socially responsible corporate citizen; and implementing programs to attract and retain the best talent in the mining industry.

Mr. Burt’s performance rating in 2011 considered the following:

●	Continued to lead the Company on a strategy of delivering a long term growth trajectory;

●
Growth in key results over 2010 including: record full production growing 12%, revenue growth of 31%, attributable margin growth of 32%, operating cash flow growth of 44.1%, adjusted earnings growth of 79% (the reported net earnings loss for 2011 included a non-cash goodwill impairment);

●	Improved the operational credibility of Kinross with 2011 production and production cost of sales delivered within guidance;

●	Integrated Tasiast and Chirano operations in the first half of the year producing 436,280 gold equivalent ounces for the full year;

●	Acquired remaining 25% of Kupol mine bringing total ownership to 100%;

●	Strong operational performance was not reflected in share price performance which disappointed investors;

●
Kinross experienced a significant drop in total Shareholder returns over 2011 as did other gold equities. Further, in 2010 Kinross executed the acquisition of Red Back, issuing additional shares which had a near-term dilutive impact on cash flow and earnings per share (pre-Tasiast expansion) and therefore a negative impact on share price in 2011. However, this acquisition is expected to be accretive to earnings and cash flow per share post-Tasiast expansion;

●
Maintained a strong values-based Company culture as evidenced by safety and environmental track record, ability to attract and retain talent, employee survey and recognition as one of the Canada’s 10 Most Admired Corporate Cultures; named to Clean50 ranking;

●
Continued to build leadership in corporate responsibility, including donations to educational institutions in several regions and medical facilities in Mauritania; Kinross was named to the Dow Jones Sustainability World Index for the first time;

●
Improved government relations in all critical jurisdictions including publishing Russian foreign investment “White Paper”, sitting as a member of the Russian Foreign Investment Advisory Council (FIAC) and implementing comprehensive GR strategy in Mauritania; facilitated the successful permitting in all regions to advance Kinross projects;

●	Built execution capacity and improved the robustness and scalability of Company organization and processes;

●	Maintained healthy balance sheet and investment grade ratings and successfully raised $1 billion in unsecured debt; and

●	Experienced challenges progressing multiple greenfield and brownfield projects simultaneously including unforeseen cost escalations.

Mr. Burt requested that he not be considered for any short-term incentive payment for 2011 as total Shareholder returns have not improved relative to competitive benchmarks. After taking into account Mr. Burt’s recommendation and other factors, and despite Mr. Burt’s many accomplishments in 2011, the HRCNC recommended, and the Board of Directors approved, no short-term incentive for 2011 performance and a 20% reduction in Mr. Burt’s total direct compensation over 2010 (in Canadian dollars).

Brant E. Hinze - Executive Vice-President and Chief Operating Officer

Throughout 2011, Mr. Hinze’s key objectives included: improving the safety culture and reducing incident frequency; meeting guidance on ounces produced, cash costs and capital spending in operations; integrating the African sites and establishing a Kinross presence in the West Africa region; oversight of exploration program and investments; delivery of the Kinross strategic business plan; oversight of Kinross technical services and supply chain supporting mines and projects; leadership in the Tasiast steering committee, capital committee and budgeting process.

Mr. Hinze’s performance rating considered the following:

●	Fatality at Fort Knox, but the Total Medical Injury Frequency Rate was better than target;

●	Advanced improved Crisis Management system in fourth quarter; led global Time out for Safety;

●	Implemented a new organizational model to drive accountability to a regional and site level;

●	Met guidance on production and production cost of sales per ounce;

●	Much improved and disciplined Strategic Business Plan, Quarterly Business Reviews, Budgeting (including General & Administrative costs), and Capital Effectiveness playbook (management process);

●	Very successful year in exploration including Pompeya and Valy in Chile; major drilling program completed at Tasiast; and

●	Led regions to add technical strength with over 100 expatriates, over 300 engineers and over 300 skilled trades employees hired globally.

Paul H. Barry - Executive Vice-President and Chief Financial Officer

Mr. Barry joined Kinross in March of 2011 and his objectives included: successfully managing liquidity and financing for the Company; securing and maintaining investment grade ratings; implementing a system for consolidated financial reporting; completing the IFRS conversion project; enhancing overall Company reporting and control processes.

Mr. Barry’s performance rating considered the following:

●	Integration into the Kinross senior leadership team;

●	Implemented improvements in the Company reporting processes, maintaining high control standards;

●
Led several successful financing initiatives improving liquidity and providing growth capital including increasing corporate revolver to $1.2 billion, $1 billion U.S. public debt offering and $200 million Kupol financing;

●	Improved management of the financial aspects of analysis and recommendations regarding the 2012 budget, capital requirements and financing plans;

●	Financial leadership in the capital allocation framework for capital spending based on liquidity, cash flow and gold price;

●	Led analysis and determination of non-cash goodwill impairment; and

●	Increasing involvement in investor meetings.

J. Paul Rollinson - Executive Vice-President, Corporate Development

Throughout 2011, Mr. Rollinson’s key objectives included: oversight of the integration of Red Back following the acquisition and leadership of other critical Company initiatives; analysis of market opportunities and divestitures to optimize the Kinross portfolio of assets; management of the Kinross portfolio of investments in junior mining equities.

Mr. Rollinson’s performance rating in 2011 considered the following:

●	Provided successful oversight of the integration of the African assets acquired further to the Red Back acquisition and chaired a senior leadership committee to advance the Tasiast expansion project;

●	Acquired 25% of Kupol for $335.4 million, including transaction costs;

●
Completed the sale of 8.5% equity interest in Harry Winston Diamond Corporation, yielding a return of 44%. As noted on page 35, a total gain of 207% has been realized on the Company’s acquisition and subsequent disposition of the original investments in Harry Winston Diamond Corporation and the Diavik mine;

●	Significant positive returns on the Kinross Junior Equity investments portfolio;

●	Assisted Projects and Operations with Tasiast infrastructure analysis and strategy; and

●	Continued to monitor and screen future potential M&A opportunities in line with the Company’s long-term strategic objectives.

Geoffrey P. Gold - Executive Vice-President and Chief Legal Officer

As Executive Vice President and Chief Legal Officer, Mr. Gold’s key objectives for 2011 included: providing legal leadership and support for a variety of corporate financings, contracts and transactions and a variety of key regional legal issues; the oversight and enhancement of the Company’s governance practices in the areas of compliance (including regional and subsidiary compliance), litigation management, continuous disclosure obligations and core policy enhancement, development, implementation and education; and maximizing the value and efficiency of the Company’s legal resources through strategic hires and the management and retention of both internal and external counsel.

Mr. Gold’s 2011 performance rating considered the following:

●	Legal leadership and support for financial transactions including the US$1 billion unsecured debt offering, Kupol refinancing, and amending of credit facility;

●	Legal leadership and support for key projects and related material contract review and protocol and due diligence;

●	Legal leadership and transition support in Africa including hiring of new General Counsel for Africa;

●
Oversaw and implemented a number of key governance initiatives including Shareholder engagement policy, say-on-pay policy, director role profile, Board and Board committee charter revisions and enhanced disclosure and other key compliance practices; and

●	Legal leadership and support of acquisition of remaining 25% of Kupol;

●	Legal leadership and support of negotiations with Ecuadorian government on FDN exploitation and investment protection agreements.

Summary

Company operating performance, total Shareholder returns and extension of key project timelines were key factors in determining short-term incentives and total direct compensation (base salary plus short-term, medium-term and long-term incentives) for the NEOs. As a result, the HRCNC approved short-term incentives which, in aggregate, for all NEOs shown on the Summary Compensation Table, decreased from 2010 levels by 74% (in Canadian dollars; 56% when excluding the CEO). For each NEO, short-term incentive payments were reduced by at least 50% over 2010 payouts (in Canadian dollars, excluding Mr. Burt whose 2011 short-term incentive was $0, and compared to annualized 2010 short-term incentive in the case of Mr. Hinze), and total direct compensation for each NEO was reduced by 20% over 2010 (in Canadian dollars, and annualized in the case of Mr. Hinze).

3.	2011 Activities of the Human Resources. Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC) is responsible for making recommendations to the Board respecting, among other things, the compensation of officers and employees of Kinross. The HRCNC reviews compensation payable to officers and employees and recommends changes with a view to providing competitive compensation programs which attract, motivate and retain high-caliber individuals. The HRCNC also reviews succession plans for senior executives and the President and CEO.

The HRCNC met 6 times in 2011, including 5 in-camera meetings, and 3 times in 2012, all including in-camera meetings in respect of 2011 compensation matters.

In fulfilling its mandate in 2011 with respect to total compensation, the HRCNC:

●	reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year;

●	reviewed the existing compensation model including the philosophy, methodology and program design; examined the three comparator groups to ensure they were appropriate;

●	reviewed Long-Term Incentive Plan program attributes including mix of Restricted Share Units , Options and Restricted Performance Share Units versus comparator groups;
●
compared Kinross’ performance relative to the comparator groups and benchmarks; and completed an assessment of performance results relative to the Strategic Plan of the Company and the annual Four-Point Plan;

●	reviewed succession plans for the CEO and senior leadership team and identified internal and external candidates for each position;
●
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the President and CEO and other members of the senior leadership team and monitored and evaluated the performance of the President and CEO and other members of the senior leadership team;

●	reviewed compensation programs to ensure that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud;
●	recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the Board for approval; and
●	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters.

In 2011, the HRCNC reviewed the Company’s compensation model versus objectives and market practices, and decided to increase the weighting on RPSUs to approximately 25% of equity granted with respect to 2011. In addition, following a review of market practice in 2010, the decision was made to move to a seven-year term for Options effective with the February 2011 grants, to better align with market practice and place a greater emphasis on long-term performance. Finally, in 2011, the HRCNC approved an increase to the Accidental Death and Dismemberment insurance for executives to better align with market. In all other aspects the HRCNC concluded that the Company’s compensation model in 2011 met its stated objectives. The HRCNC will examine the model every year to ensure it continues to be effective.

The mandate of the HRCNC is described on pages 64-65.

4. Compensation Elements

a) Base Salary

To attract and retain high-performing senior executive talent, Kinross targets base salaries between the 60th and 75th percentiles of the relevant market comparator groups.

Base salaries paid to individual executives reflect:

●	the scope, complexity and responsibility of the position;
●	salary levels for similar positions in Kinross’ market comparator groups;
●	the executive’s previous experience; and
●	the executive’s performance.

Each year, Kinross reviews competitive market data, and completes individual performance assessments. Where necessary, base salaries are adjusted to ensure they reflect individual performance and remain competitive in the market.

In 2011, aggregate base salaries for the NEOs increased over their 2010 salaries by 4% (in Canadian dollars). For 2012, no NEOs except Mr. Hinze will receive any salary increases.

b) Short-Term Incentive

Kinross’ short-term incentive plan covers salaried employees across the Company and is designed to reward Company, site / region and individual performance in the most recent fiscal year. NEO short-term incentives are calculated as follows:

Short-term incentive targets are reviewed regularly against competitive market data, and for internal alignment. These targets are set at a level that supports 75th percentile pay for successful performance. No adjustments were made to the short-term incentive targets for NEOs for either 2011 or 2012.

Each year, the Board reviews Company performance with respect to the Company’s Strategic Plan, the corporate objectives in the Four-Point Plan, and the Company’s relative performance compared to its competitors. They then determine the Company performance multiplier which will apply to all participating employees, and can range from 0 – 150%. For senior executives, the Company component makes up approximately 60% of their total short-term incentive. This weighting varies by level across the organization. For 2011, the Board approved a Company performance multiplier of 95% (for details, see Section 2(c) “Performance Targets and Results”, on page 33).The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews each senior executive’s individual performance for the year in the areas of leadership, team and individual performance against individual objectives aligned to the Four-Point Plan, and determines an individual performance multiplier using the same range (0 - 150%). A similar review for the CEO’s performance is completed by the HRCNC. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, with adjustments made to the proposed short-term incentive and/or planned equity awards to ensure an appropriate balance between cash and equity is achieved for each NEO. In addition, the CEO and HRCNC retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity. The CEO and HRCNC also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, and prevailing circumstances and market conditions. In 2011, the HRCNC applied its discretion to recognize the reduction in Kinross’ 2011 total Shareholder returns. As a result, they reduced each NEO’s short-term incentive award that would otherwise have been made based on the process outlined above by at least 50% over 2010 payouts (in Canadian dollars, and annualized in the case of Mr. Hinze).

c) Medium-Term and Long-Term Incentives

Kinross provides both medium-term and long-term equity incentive arrangements with the following objectives:

(i)	align the interests of executives with those of Shareholders;
(ii)	focus efforts on improving Shareholder value and the Company’s long-term financial strength;
(iii)	reward high-levels of performance;
(iv)	provide incentive for high levels of future performance; and
(v)	provide a retention incentive to continue employment with the Company by providing executive officers with an increased financial interest in the Company.

Since 2001, Kinross’ equity incentive arrangements have included both Restricted Share Units and Options, as these are well aligned with the above objectives. In response to market shifts and to further reinforce Kinross’ objectives and the Kinross values, in 2008 Kinross added Restricted Performance Share Units to its medium-term equity incentive arrangements.

Medium-term and long-term incentives are granted on hire, on promotion, and as part of the Company’s annual performance and compensation review. In determining eligibility and target grant levels for medium-term and long-term incentives, the HRCNC considers competitive market practices, as well as internal equity and the value of different roles to the organization. The value of an individual’s actual annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors, and contribution to the Company. For senior executives, existing holdings and outstanding awards (including awards granted the previous year), individual and Company performance, and the appropriate mix of cash versus equity are also taken into account and balanced against comparator group practices in determining the total value of the annual grant. The CEO and HRCNC may exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan. Each year the HRCNC reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed. For the 2009 grant (granted February 2010), the HRCNC made a decision to enhance the emphasis on performance-based equity by increasing the weighting on RPSUs for senior executives, and this same weighting was maintained for the 2010 grant (granted February 2011). This mix was further adjusted for the 2011 grant (granted in February 2012), again increasing the weighting on RPSUs. While there is some variation in the actual breakdown by individual, the target weighting for 2012 was:

●	40% RSUs
●	35% Options
●	25% RPSUs

In 2009, Kinross implemented an automatic securities disposition plan (“ASDP”) to provide an opportunity for certain of its senior executives to sell a portion of the Common Shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy. Executives make an election to participate in the ASDP, and may only participate if they meet Kinross’ minimum share ownership requirements (outlined previously). The ASDP enables participating executives to sell on an automatic basis up to 25% of the Common Shares issuable to them following vesting of their RSUs. These Common Shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are meaningful restrictions on executive’s ability to modify or terminate their participation in the ASDP. In 2011, Mr. Burt and Mr. Rollinson participated in the ASDP.

Restricted Share Units

Restricted Share Units (or RSUs) are granted under the Kinross Restricted Share Plan. In determining the value of grants for the NEOs, the HRCNC does consider previous grants (i.e. existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing Share price on the last trading day immediately preceding the date of grant. Each RSU is exercisable for one Common Share, without payment of additional consideration following the expiry of a restricted period established at the time of grant.

Key terms under the Restricted Share Plan that apply to all grants of RSUs include the following:

Eligibility
Employees of the Company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-Employee Directors are not eligible to participate in this plan.

Restricted Period
At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Deferred Payment Date
Canadian participants may elect to determine a Deferred Payment Date, however they must give the Company at least 60 days written notice prior to the expiration of the Restricted Period. If a Canadian participant chooses to change a Deferred Payment Date, written notice must be given to the Company not later than 60 days prior to the Deferred Payment Date which is to be changed.

Retirement or Termination
During the Restricted Period: Any RSUs will automatically terminate, unless otherwise determined by the HRCNC. The maximum number of Common Shares for which the Restricted Period may be abbreviated at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Restricted Share Plan and the Share Incentive Plan.

After the Restricted Period and prior to any Deferred Payment Date: The Company shall immediately issue the Common Shares issuable on the exercise of RSUs to the participant.

Death or Disability	In the event of death or disability, any RSUs held by the deceased or disabled participant will be immediately issuable by the Company.

Change of Control	All RSUs outstanding will be immediately exercised for Common Shares, notwithstanding the Restricted Period or any Deferred Payment Date. Change of control includes, among other things:
	●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Shareholders,

	●	a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

	●	the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Assignment	RSUs are not assignable.

Dividends
When normal cash dividends are paid to holders of Common Shares, participants holding RSUs subject to a Restricted Period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:

	(a)	multiplying the amount of the dividend declared and paid per Common Share

	(b)	by the number of Restricted Share Units recorded in the participant’s account on the record date for the payment of such dividend, and

	(c)	dividing by the closing price of the Common Shares on the TSX on the date for the payment of the dividend.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same Restricted Period as the RSUs to which they relate.

Plan Amendments	Under the terms of the Restricted Share Plan, Shareholder approval is required for any amendment, modification or change that:

(i)
increases the number of Common Shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital,

	(ii)	extends eligibility to participate in the Restricted Share Plan to non-employee Directors,

	(iii)	permits Restricted Share Rights to be transferred other than for normal estate settlement purposes,

	(iv)	permits awards, other than the Restricted Share Rights, to be made under the Restricted Share Plan,

	(v)	reduces restrictions on the Restricted Period for RSUs granted under this plan except in the event of death, retirement or termination of employment or upon a change of control, or

	(v)	deletes or reduces the range of amendments which require Shareholder approval.

In addition, under TSX listing requirements, Shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of Common Shares authorized for issuance to insiders, or issued to insiders, as a group.

Amendments which may be made without Shareholder approval include amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Restricted Performance Share Units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced Restricted Performance Share Units, which are RSUs with a performance element. RPSUs are granted under the Restricted Share Plan, and are subject to most of the same terms as outlined in the section on RSUs above. In determining the value of grants for the NEOs, the HRCNC does consider previous grants (i.e. existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a Monte Carlo model for the Relative Total Shareholder Return portion of the RPSUs and the closing Share price on the last trading day immediately preceding the date of grant for the other performance measures.

However, in addition to the terms established under the Restricted Share Plan, RPSUs have additional terms which are not inconsistent with the terms of the Restricted Share Plan, and which are outlined in the Restricted Share Agreement associated with each grant. Specifically:

●	the Restricted Period for RPSUs is three years - therefore no RPSUs vest until the third anniversary of the grant (rather than one-third annually as for RSUs); and

●	vesting of RPSUs is subject to Company performance relative to established performance measures during the three associated calendar years.

The 2008 and 2009 grants (granted in February 2009 and February 2010 respectively) had three performance measures: Relative Total Shareholder Return (50% weighting), Cost of Sales (25% weighting), and Production (25% weighting). For the 2010 and 2011 grants (granted in February 2011 and February 2012 respectively), the HRCNC added a fourth performance measure, Gold Reserves, and adjusted the weightings of all measures, as follows:

Measure	Weighting	Measure frequency	Details
Relative Total Shareholder Return (RTSR)	40%	Three calendar years	Total Shareholder Return performance over the three calendar years ranked against a reference group made up of two components:
			1.	Senior Gold Companies: Goldcorp, Barrick, Newmont, Yamana, AgnicoEagle

			2.	S&P TSX Gold Index

Performance is assessed using the comparator’s home country stock exchange and home country currency. The HRCNC has discretion to adjust the RTSR measure in the event of a material change in the companies included in the reference group during the three year timeframe.

Production Cost of Sales (Average Production Cost of Sales per gold equivalent ounce)	20%	Annual, average of the multiplier realized in each of the three years
The target is to meet production cost of sales guidance for each calendar year. Multipliers will be set annually by the HRCNC based on the target level for the year.

HRCNC has discretion to adjust the production cost of sales measure based on variance relative to budget to the following material assumptions: gold price, oil price, inflation and foreign exchange.

Production	20%	Annual, average of the multiplier realized in each of the three years
The target is to meet production guidance for each calendar year. Multipliers will be set annually by the HRCNC based on the target level for the year.

HRCNC has discretion to adjust the production measure in the event of extraordinary circumstances.

Gold Reserves	20%	Annual, average of the multiplier realized in each of the three years	The target is to meet gold reserve targets as defined per calendar year. The HRCNC has discretion to adjust the target in the event of extraordinary circumstances or with changes to the portfolio.

The HRCNC retains the right to modify the performance measures for future grants.

The number of RPSUs that vest based on Company performance relative to each of the four measures is determined based on a vesting schedule established for each grant. The RPSUs granted in February 2012 will vest based on the following schedule (with the Production Cost of Sales and Production target and ranges also applying to the prior two grants, and the Gold Reserves target and range also applying to the 2010 grant):

Company performance over three year vesting period	Percent of units granted that will vest	Relative TSR Ranking	Production Cost of Sales	Production	Gold Reserves
Maximum	150% (up to 200% with HRCNC discretion to recognize outstanding performance)	1	-4%	+6%	+5%
Target	100%	3	Target set each calendar year linked to Guidance	Target set each calendar year linked to Guidance	Range based on replacement estimates
Threshold	0%	6, 7	+14%	-15%	< -3%

At the end of the three year vesting period, the actual number of RPSUs to vest will be calculated as follows:

1.
Company performance relative to each measure is determined. As outlined above, this is done once at the end of three years for RTSR, but annually for the Production Cost of Sales, Production and Gold Reserves measures.

2.
Performance is then compared to the vesting schedule(s) to determine the percent of RPSUs granted which will vest (the “multiplier”) relative to each measure. For RTSR, this is done at the end of the three year period by comparing Kinross’ TSR relative to the comparator group. For the annual measures (Production Cost of Sales, Production and Gold Reserves), actual performance is compared to the vesting schedule each calendar year to determine the percent of RPSUs which would have vested for that year, and then the three-year average percent is determined at the end of the three years, becoming the multiplier for that measure.

3.
A weighted average of the multipliers for each of the four measures determines the overall percent to vest. All multipliers and the weighted average are reviewed and approved by the HRCNC. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

Stock Option Plan

Stock Options are granted under the Share Option Plan (in 2012, the Company’s Share Incentive Plan was split into its two component parts: the Share Option Plan and the Share Purchase Plan (see below)). In determining the value of grants for the NEOs, the HRCNC does consider previous grants (i.e. existing holdings and outstanding awards). The number of Options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing Common Share price on the last trading day immediately preceding the date of grant.

The Board of Directors approved an amendment to the Stock Option Plan in February 2011 to adjust the term for all Options granted on or after February 16, 2011 from five years to seven years. This better aligns with market practices, and increases the emphasis on long-term performance.

The following are some key terms under the Stock Option Plan which apply to all grants of Options:

Eligibility
Employees of the Company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-Employee Directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The HRCNC reserves the right to determine when within the term of the Option the participant’s Options shall become exercisable.

Expiry
Options expire after seven years (five years for Options granted prior to February 16, 2011). However, for Options which are scheduled to expire during a corporate blackout trading period, the term of the Option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular Option holder.

Exercise Price
The exercise price for each Common Share is determined by the HRCNC, but is to be not less than the closing price of the Common Shares of the Company listed on the TSX on the trading day preceding the day on which the Option is granted.

Retirement or Termination
Options already exercisable: Generally these Options must be exercised within 60 days, subject to HRCNC discretion as noted below.

Options not yet exercisable: Generally any Options will automatically be terminated, subject to HRCNC discretion as noted below.

The HRCNC reserves the right to determine the extent to which any Options may be exercised or cease to be exercisable. The maximum number of Options whose exercisability may be accelerated at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Share Incentive Plan and Restricted Share Plan.

Death
Any Option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the Option period.

Assignment	Options are not assignable.

Change of Control	All Options outstanding become exercisable immediately.

Change of control includes, among other things:

	●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Shareholders,

	●	a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

	●	the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Plan Amendments	Under the terms of the Share Option Plan, Shareholder approval is required for any amendment, modification or change that:

	(i)	increases the number of Common Shares reserved for issuance;

(ii)
reduces the exercise price of an Option except in connection with a change of control or pursuant to the provisions in the plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital;

	(ii)	extends the term of an Option beyond the original expiry date, or permits the expiry of an Option to be beyond ten years from date of grant;

	(iii)	extends eligibility to participate to non-employee Directors;

	(iv)	permits Stock Option Rights to be transferred other than for normal estate settlement purposes;

	(v)	permits awards, other than the Stock Option Rights, to be made under the Stock Option Plan; or

	(vi)	deletes or reduces the range of amendments which require Shareholder approval.

In addition, under TSX listing requirements, Shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of Common Shares authorized for issuance to insiders, or issued to insiders, as a group. Amendments which may be made without Shareholder approval include amendments of a housekeeping nature, adjustments to outstanding Options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an Option which does not involve an extension of the term of an Option beyond its original expiry date.

Number of Options under the Plan
The number of Options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without Shareholder and regulatory approval.

Shares for Issuance

Share Incentive Plan
	Restricted Share Plan	Share Option Plan	Employee Share Purchase Plan
Maximum number of Common Shares reserved for issuance, as of March 23, 2012	20,000,000	21,166,667	5,666,666
Percent of Common Shares outstanding (approximate)	1.76%	1.86%	0.5%
Maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total Common Shares then outstanding		None
Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total Common Shares then outstanding		None
Maximum number of Common Shares authorized for issuance to insiders, at any time, under all compensation arrangements of the Company	10% of total Common Shares outstanding
Maximum number of Common Shares issued to insiders under all compensation arrangements of the Company within a one-year period	10% of total Common Shares then outstanding

d) Indirect Compensation, Benefits and Perquisites

Kinross provides all of its Canadian employees, including its senior executives, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death / disability, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums. Company-paid life insurance is a taxable benefit.

In addition to the benefits common to all employees, senior executives also receive the following benefits: additional life, accidental death, long-term disability and critical illness insurance; an executive medical membership; and a health spending account. Kinross’ senior executives also receive several perquisites as part of their total compensation, including: financial counselling/tax preparation services; home security services; a car (CEO only) and certain club memberships. As a result of Mr. Barry’s hiring and relocation to Canada, he also received relocation benefits, some of which were greater than those generally available to other employees. These benefits and perquisites are comparable to those offered by companies in the comparator groups, are taxable to the executive where required under applicable tax laws (with the exception of financial counselling, security services, and relocation benefits, which are grossed up by the Company), and cease being provided to the executive upon termination, retirement or death (see the discussion in section 6(c) “Incremental Payments on Termination, Retirement, Death and Change of Control” below for further details).

In 2011, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows*:

●	Mr. Burt: additional disability coverage represents 57% (or US$145,033) of the total value.

●	Mr. Boehlert: financial counseling/tax preparation services represent 68% (or US$59,654) of the total value.

●	Mr. Barry: relocation benefits, including flights represent 32% (or US$59,587), and housing represents 31% (or US$57,165)

●	Mr. Hinze: financial counseling/tax preparation services represent 28% (or US$25,460), and additional disability coverage represents 26% (or US$23,377) of the total value.

●	Mr. Rollinson: additional disability coverage represents 48% or (US$27,950) of the total value.

●	Mr. Gold: financial counseling/tax preparation services represent 34% (or US$23,877) of the total value.

*
All percentage and dollar amounts have been rounded to the nearest whole percent and whole dollar, respectively. Such perquisite values are calculated as an incremental cost to the Company in Canadian dollars and were converted to United States dollars using the exchange rate of Cdn $1.00 = 1.011047 US$.

Employee Share Purchase Plan

The Company’s Share Incentive Plan includes the Employee Share Purchase Plan (in 2012, the Share Incentive Plan was split into its two component parts: the Share Option Plan and the Share Purchase Plan). Under the plan, employees of Kinross and designated affiliates, including senior executives who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, Common Shares are issued to the employee having a value equal to the total of the employee and Company contributions. The purchase price of each Common Share is calculated as the weighted average closing price of the Common Shares for the 20 consecutive trading day period prior to the end of that quarter, using the trading price on the TSX for participants resident in Canada, or on the NYSE for participants resident in the United States. Certificates representing an employee’s Common Shares for the quarter are held by Kinross for six months before being delivered to the employee.

In the event of termination of employment, retirement in accordance with Company policy, or death of a participant, the following apply:

●	Any portion of the employee’s contribution then held in trust: it will be paid to the participant or his or her estate;

●	Any portion of the Company’s contribution then held in trust: it will be returned to the Company;

●
Any Common Shares still subject to a six month hold period: the employee who terminates or retires may elect to require Kinross to purchase such Shares for cancellation at an amount equal to the employee’s contribution only, rather than waiting for the six month period to expire. In the event of death, these Common Shares are immediately released to the participant’s estate.

e) Pension and Other Retirement Benefit Plans

As part of its competitive total compensation package, Kinross provides an Executive Retirement Allowance Plan (or ERA Plan) for its senior executives. Each of the NEOs currently participates in this plan.

The ERA Plan is structured as follows:

Company Contributions
15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control.

As security for all members of the ERA Plan, the Company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the ERA Plan.

Employee Contributions	None - the Company covers all contributions and costs.

Interest
At the end of each quarter, interest is calculated and compounded on the allocations to the ERA Plan using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	Benefits accrued in a month vest at the end of that month.

Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of their employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum, or in consecutive monthly payments over a period of between 3 and 10 years following their termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (prior to termination or retirement)
The accrued allocation and accumulated interest are paid out to the named beneficiary of the executive, during the period previously elected by the executive. If no beneficiary has been named, the amount will be paid as a lump sum to the estate.

Participants in the ERA Plan are not eligible to participate under any other Kinross-sponsored retirement plans.

5. Executive Compensation - Key Summary Tables

a) Summary Compensation Table(1)

The following table provides information for the year ended December 31, 2011 regarding the annual compensation paid to or earned by the Company’s President and CEO, the Company’s Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2011 (the NEOs). Compensation for the NEOs is paid in Canadian dollars, and reported in U.S. dollars. Compensation may vary year over year based on the change in currency exchange rates. For 2011, the CEO received no short-term incentive, resulting in a decrease in total direct Canadian dollar compensation paid to the CEO of 20% over 2010, and a decrease in total CEO Canadian dollar compensation of 17% from year to year. See footnote (2) for Canadian dollar values.

					Non-Equity Incentive Plan Compensation
Name and		Salary	Share- based Awards(3)	Option- based Awards(4)	Annual Incentive Plans(5)	Long-term Incentive Plans	Pension Value(6)	All Other Compensation(7)	Total Compensation
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Tye W. Burt	2011	1,435,686	3,826,812	1,450,852	0	n/a	646,059	323,230	7,682,639
Resident &	2010	1,320,473	2,912,808	1,116,576	2,708,911	n/a	594,213	275,096	8,928,077
Chief Bxecutive Officer	2009	1,094,593	2,364,326	1,576,215	2,211,077	n/a	492,567	239,495	7,978,272
Thomas M. Boehlert(8)	2011	164,295	106,160	0	0	n/a	61,611	4,412,164	4,744,229
Executive Vice-Resident &	2010	631,108	875,433	551,843	1,120,460	n/a	236,668	143,525	3,559,037
Chief Financial Officer	2009	547,296	772,364	514,901	837,144	n/a	205,237	79,097	2,956,040
Paul H. Barry (8)	2011	457,304	1,769,335	1,011,052	404,419	n/a	90,994	274,240	4,007,344
Executive Vice-Resident & Chief Financial Officer
Brant E. Hinze(8)	2011	677,401	2,333,496	1,255,720	505,523	n/a	203,220	90,361	5,065,722
Executive Vice-Resident &	2010	151,709	1,106,870	766,532	339,828	n/a	45,513	136,628	2,547,078
Chief Operating Officer
J. Paul Rollinson	2011	576,297	1,585,321	689,534	424,640	n/a	216,111	85,806	3,577,709
Executive Vice-President,	2010	534,015	1,224,066	816,044	1,356,398	n/a	200,257	76,619	4,207,399
Corporate Development	2009	459,729	893,202	595,458	717,177	n/a	172,399	69,926	2,907,892
Geoffrey P. Gold	2011	535,855	1,147,538	495,413	424,640	n/a	200,946	91,095	2,895,486
Executive Vice-President &	2010	495,177	921,643	614,429	1,094,245	n/a	185,693	75,631	3,386,819
Chief Legal Officer	2009	437,837	630,494	420,326	683,026	n/a	164,189	98,632	2,434,503

(1)
Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$exchange rate for 2011, 2010 and 2009 of Cdn $1.00 rate: 2011 – 1.011047; 2010 – 0.970936; 2009 - 0.875674.

(2)

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (CAD$)	Share-based Awards (CAD$)	Option-based Awards (CAD$)	Annual Incentive Plans (CAD$)	Long-term Incentive Plans (CAD$)	Total Direct Compensation (CAD$)	Pension Value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
Tye W. Burt	2011	1,420,000	3,785,000	1,435,000	0	n/a	6,640,000	639,000	319,699	7,598,699
President &	2010	1,360,000	3,000,000	1,150,000	2,790,000	n/a	8,300,000	612,000	283,330	9,195,330
Chief Executive Officer	2009	1,250,000	2,700,007	1,800,002	2,525,000	n/a	8,275,010	562,500	273,498	9,111,008

Thomas M. Boehlert	2011	162,500	105,000	0	0	n/a	267,500	60,938	4,363,956	4,692,394
Executive Vice-President &	2010	650,000	901,638	568,362	1,154,000	n/a	3,274,000	243,752	147,821	3,665,573
Chief Financial Officer	2009	625,000	882,022	588,005	956,000	n/a	3,051,028	234,376	90,327	3,375,731

Paul H. Barry	2011	452,308	1,750,003	1,000,005	400,000	n/a	3,602,316	90,000	271,244	3,963,559
Executive Vice-President &
Chief Financial Officer

Brant E. Hinze	2011	670,000	2,308,000	1,242,000	500,000	n/a	4,720,000	201,000	89,374	5,010,374
Executive Vice-President &	2010	156,250	1,140,003	789,477	350,000	n/a	2,435,730	46,875	140,718	2,623,323
Chief Operating Officer

J. Paul Rollinson	2011	570,000	1,568,000	682,000	420,000	n/a	3,240,000	213,750	84,869	3,538,619
Executive Vice-President,	2010	550,000	1,260,707	840,472	1,397,000	n/a	4,048,179	206,252	78,913	4,333,344
Corporate Development	2009	525,000	1,020,017	680,000	819,000	n/a	3,044,017	196,876	79,854	3,320,747

Geoffrey P. Gold	2011	530,000	1,135,000	490,000	420,000	n/a	2,575,000	198,750	90,100	2,863,850
Executive Vice-President &	2010	510,000	949,232	632,821	1,127,000	n/a	3,219,053	191,252	77,895	3,488,200
Chief Legal Officer	2009	500,000	720,010	480,003	780,000	n/a	2,480,013	187,500	112,636	2,780,148

(3)
Amounts shown represent RSUs and RPSUs granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant. In addition, Mr. Barry’s 2011 compensation includes $454,974 in RPSUs which he received as part of his on hire grant, and Mr. Hinze received $495,180 in RSUs as part of his on hire grant which was included in his 2010 compensation. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. For RSUs, and for RPSUs granted prior to December 31, 2010, in accordance with Canadian GAAP, this fair value is based on the market price of the Common Shares on the TSX at the market close on the last trading day immediately preceding the date of grant. The value shown for the RPSUs represents the fair value at the grant date based upon the probability of reaching targeted performance. For RSUs granted after December 31, 2010, the fair value continues to be based on the market price of the Common Shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted after December 31, 2010, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued in order to determine the fair value of the RPSUs as a whole. The Company has utilized a Monte Carlo model to determine the fair value of the market-based performance condition component of the RPSUs, or the relative total Shareholder return (“RTSR”), because it is considered to be the most appropriate method available to fair value such stock-based compensation awards with market-based conditions. The non-market-based performance condition components of the RPSUs are valued based on the market price of the Common Shares on the TSX at the market close on the last trading day immediately preceding the date of grant. Underlying assumptions used in fair valuing the RPSUs granted after December 31, 2010, and included in NEO compensation are as follows:

Assumption	21-Feb-12	6-May-11	22-Feb-11
Share price (Cdn$)	$10.87	$14.29	$16.25
Kinross beta versus the peer group	1.043	0.981	0.994
Average peer group volatility	35.6%	47.4%	48.5%
Kinross volatility	39.6%	47.6%	49.1%
Risk-free interest rate	1.23%	2.01%	2.26%
Fair value of RPSU (Cdn$/RPSU)	$9.59	$12.26	$14.51

The final value which vests can range from 0% to 150% of units granted based on Company performance. The following shows the breakdown between RSUs and RPSUs granted with regard to each year:

Executive	Year	RSUs (US$)	RPSUs (US$)	Total (US$)
Tye W. Burt	2011	2,507,396	1,319,416	3,826,812
	2010	1,456,404	1,456,404	2,912,808
	2009	1,576,218	788,109	2,364,326

Thomas M. Boehlert	2011	106,160	0	106,160
	2010	617,605	257,828	875,433
	2009	514,909	257,455	772,364

Paul H. Barry	2011	808,837	960,497	1,769,335

Brant E Hinze	2011	1,435,686	897,809	2,333,496
	2010	902,973	203,897	1,106,870

J. Paul Rollinson	2011	1,091,930	493,391	1,585,321
	2010	816,044	408,022	1,224,066
	2009	595,468	297,734	893,202

Geoffrey P. Gold	2011	793,672	353,866	1,147,538
	2010	614,428	307,215	921,643
	2009	420,324	210,170	630,494

Grants made in February 2009 with respect to performance in 2008 which are not shown were valued as follows: Mr. Burt $3,332,512, Mr. Boehlert $1,156,195, Mr. Rollinson $1,253,496 and Mr. Gold $857,726. For more details on these plans, including the treatment for the Restricted Share Units of any dividends payable on Common Shares, see the information under “Restricted Share Units” on pages 42-43, and “Restricted Performance Share Units” on pages 43-45.

(4)
Amounts shown represent the grant date fair value of the Options granted in February of the year following the year shown as part of the annual compensation package of each NEO. In addition, Mr. Barry’s 2011 compensation includes $303,319 in Options which he received as part of his on hire grant, and Mr. Hinze received $330,121 in Options as part of his on hire grant which was included in his 2010 compensation. Option grants made to the NEOs in February 2009 with respect to performance in 2008 which are not shown had the following values: Mr. Burt $2,221,623, Mr. Boehlert $770,781, Mr. Rollinson $931,085 and Mr. Gold $571,797. Due to the straightforward nature of the Options granted and the fact that it is a commonly used model, the Black-Scholes Option pricing model was used to estimate the fair value of the Options at the grant date. The grant date fair value used in the Summary Compensation Table is the same as the accounting fair value recorded by the Company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of Options estimated to vest. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy and/or applicable securities laws. Underlying assumptions used in in fair valuing the Options granted and included in NEO compensation are as follows:

Assumption	21-Feb-12	6-May-11	22-Feb-11	8-Nov-10	22-Feb-10	23-Feb-09
Share price (Cdn$)	$10.87	$14.29	$16.25	$18.82	$19.23	$23.74
Expected dividend yield	1.47%	0.70%	0.62%	0.53%	0.52%	0.34%
Expected volatility	41.8%	40.8%	38.5%	50.0%	49.9%	50.0%
Risk-free interest rate	1.38%	2.37%	2.63%	1.63%	1.71%	1.68%
Expected Option life	4.5 years	4.5 years	4.5 years	3.5 years	3.5 years	3.5 years
Fair value per stock Option granted (Cdn$/Option)	$3.47	$4.98	$5.49	$6.88	$7.04	$8.80

See the information under “Stock Option Plan” on pages 45-46 for more details.
(5)
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year. For Mr. Hinze, the 2010 figure respectively also includes a one-time signing bonus of US$97,094. Additional details of each NEO’s objectives and accomplishments are provided on pages 36-39 of this Circular. The Short-Term Incentive plan is described on pages 40-41.

(6)	This column includes compensatory contributions made to each NEO’s ERA Plan, as described on page 48.
(7)
This column includes incremental costs to the Company for perquisites provided to the NEOs, including fees paid for parking; a car (CEO only – value calculated in accordance with rules for determining the taxable benefit); financial counseling/tax preparation services (including the cost of related taxes for each NEO); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; home security services (including the cost of related taxes for each NEO); club memberships; executive medical membership; a health spending account (amount made available to each executive in this account, regardless of amount actually used), and in the case of Mr. Barry, relocation benefits (including flights, temporary housing, moving allowance and related taxes). Further details relating to benefits and perquisites, including the amount of perquisites over 25% of the total perquisite value for each NEO, can be found on page 47. In addition to perquisites, the figures in this column also include:

(i) the value of the Company match for the Employee Share Purchase Plan, as outlined on page 48;
(ii) consulting fees paid to Mr. Barry and Mr. Hinze prior to joining Kinross; and

(iii)  payments and amounts payable to Mr. Boehlert under his employment agreement as a result of his departure from the Company, including severance, benefits, vacation pay and present value of accelerated vesting of RSUs.

(8)	Mr. Barry joined Kinross in March 2011. Mr. Hinze joined Kinross in October 2010. Mr. Boehlert departed the Company in March 2011.

b) Outstanding Share-based awards and Option-based awards

The following table provides details regarding the outstanding RSUs (including RPSUs) and Options granted to the NEOs as of December 31, 2011:

		Option-based Awards				Share-based Awards (RSUs)
Name	Grant Date	Number of securities underlying unexercised Options (#)	Option Exercise Price(1) (US$)	Option Expiration Date(2)	Value of unexercised in the-money Options(3) (US$)	Number of shares or units of shares that have not vested(4) (#)	Market or payout value of share- based awards that have not vested(1),(5) (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Tye W. Burt	Jan. 2, 2007	200,000	13.97	Mar. 1, 2012	0	366,917	4,314,381	0
	Dec. 12, 2007	173,010	18.30	Dec. 12, 2012	0
	Feb. 26, 2008	283,046	24.05	Feb. 26, 2013	0
	Feb. 23, 2009	269,250	24.00	Feb. 23, 2014	0
	Feb. 22, 2010	255,595	19.44	Feb. 22, 2015	0
	Feb. 22, 2011	209,301	16.43	Feb. 22, 2018	0
Thomas M. Boehlert	Jan. 2, 2007	45,000	13.97	Mar. 1, 2012	0	0	0	0
	Dec. 12, 2007	75,260	18.30	Dec. 12, 2012	0
	Feb. 26, 2008	126,437	24.05	Feb. 26, 2013	0
	Feb. 23, 2009	93,415	24.00	Feb. 23, 2014	0
	Feb. 22, 2010	83,495	19.44	Feb. 22, 2015	0
	Feb. 22, 2011	103,442	16.43	Feb. 22, 2018	0

Paul H. Barry	May 6, 2011	60,202	14.45	May 6, 2018	0	36,844	433,234	0

Brant E. Hinze	Nov. 8, 2010	49,419	19.03	Nov. 8, 2015	0	58,808	691,496	0
	Feb. 22, 2011	81,805	16.43	Feb. 22, 2018	0

J. Paul Rollinson	Sept. 24, 2008	80,000	17.79	Sept. 24, 2013	0	129,307	1,520,453	0
	Feb. 23, 2009	27,906	24.00	Feb. 23, 2014	0
	Feb. 22, 2010	96,558	19.44	Feb. 22, 2015	0
	Feb. 22, 2011	152,966	16.43	Feb. 22, 2018	0

Geoffrey P. Gold	Dec. 12, 2007	61,419	18.30	Dec. 12, 2012	0	105,923	1,245,489	0
	Feb. 26, 2008	100,575	24.05	Feb. 26, 2013	0
	Feb. 23, 2009	69,299	24.00	Feb. 23, 2014	0
	Feb. 22, 2010	68,159	19.44	Feb. 22, 2015	0
	Feb. 22, 2011	115,174	16.43	Feb. 22, 2018	0

(1)	Option exercise prices and RSU values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of Cdn $1.00 = 1.011047 US$.

(2)	Options expire after five years for Options granted prior to February 16, 2011. Options expire after seven years for Options granted after February 16, 2011.

(3)	Based on the Common Share price on the TSX on December 31, 2011 of $11.63, less the Option Exercise Price.

(4)	Number of Common Shares that have not vested included all outstanding RSUs and RPSUs as of December 31, 2011. The calculations assumed the vesting of all RPSU units.

(5)	Based on the Common Share price on the TSX on December 31, 2011 of $11.63.

c) Incentive Plan Awards – Value Vested or Earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2011 under the Short-term Incentive plan and the Long-term Incentive plan:

Name	Option-based awards(1) _ Value vested during the year (US$)	Share-based awards(21),(3) _ Value vested during the year (US$)	Non-equity incentive plan compensation(3) - Value earned during the year (US$)
Tye W. Burt	0	2,089,986	0
Thomas M. Boehlert	0	2,464,574	0
Paul H. Barry	0	0	404,419
Brant E. Hinze	0	138,615	505,523
J. Paul Rollinson	0	731,203	424,640
Geoffrey P. Gold	0	594,918	424,640

(1)	Based on the Common Share price on the TSX on the vesting date, less the Option exercise price.
(2)	Based on the Common Share price on the TSX on the vesting date.
(3)	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of Cdn $1.00 = 1.011047 US$.

The following table provides information relating to amounts received upon the exercise of Options during the year ended December 31, 2011:

Name	Number of Options Exercised & Sold	Grant Price(1) (US$)	Share Price on Exercise Date(1) (US$)	Value Realized(1) (US$)
Tye W. Burt	142,150	12.87	15.52	377,156
	7,850	12.87	15.56	21,112
Thomas M. Boehlert	0	n/a	n/a	0
Paul H. Barry	0	n/a	n/a	0
Brant E. Hinze	0	n/a	n/a	0
J. Paul Rollinson	0	n/a	n/a	0
	11,000	13.33	14.12	8,786
Geoffrey P. Gold	7,334	13.33	14.15	6,080
	10,000	13.97	18.02	40,442

(1)	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of Cdn $1.00 = 1.011047 US$.

d) Pension and Other Benefit Plans - Executive Retirement Allowance Plan

In 2004, the Company adopted the ERA Plan, the terms of which are described under “Compensation Elements - Pension and Other Retirement Benefit Plans” on page 48. The following is a table showing the accumulated value under the ERA Plan in 2011 for each NEO (sum of elements may vary slightly due to rounding):

Name	Accumulated value at start of year(1) (US$)	Compensatory(1) (US$)	Non- Compensatory(1) (US$)	Accumulated value at year end(1) (US$)
Tye W. Burt	3,335,565	646,059	120,320	4,101,944
Thomas M. Boehlert	1,146,770	61,611	40,286	1,248,666
Paul H. Barry	0	90,994	305	91,299
Brant E. Hinze	47,393	203,220	3,992	254,606
J. Paul Rollinson	463,698	216,111	18,212	698,022
Geoffrey P. Gold	851,587	200,946	31,142	1,083,675

(1)	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of Cdn $1.00 = 1.011047 US$.

6.	Employment Contracts

Upon hire, all executives enter into an agreement with the Company relating to their employment (the “Employment Agreements”). The Employment Agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these Employment Agreements, is reviewed and may be adjusted annually or as required, as outlined in Section 4 above.

a) Compensation on Termination of Employment

Among other things, the Employment Agreements for each of the NEOs, other than Mr. Burt, generally outline terms relating to termination of employment with the Company. In the case of Mr. Rollinson, the terms outlined below are effective as of the date of his revised Employment Agreement, January 23, 2012 (prior to that date, any provisions on termination would have been determined in accordance with common law). Mr. Boehlert’s terms have not been included in this discussion as he left the organization in March 2011, and his severance payments have been included in the Summary Compensation Table. Mr. Burl’s Employment Agreement provides for severance payment only in the event that he voluntarily terminates his employment within 12 months following a “change of control”. Termination of employment is always by written notice, and may be by the Company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the NEOs (other than Mr. Burt) under his Employment Agreement is subject to non-competition and non-solicitation covenants by competitors, for a period of 12 months.

The table below outlines the compensation to NEOs (other than Mr. Burt) in the event of termination of employment without cause by the Company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a “Triggering Event”). The table also outlines the compensation to NEOs (other than Mr. Burt) if the NEO is subject to a Triggering Event within 18 months of the “change of control” of the Company, which includes, among other things:

●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross Shareholders;
●	a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company; or
●
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

Provision	Termination without Cause(1)	Change of Control(2)
Lump Sum severance payment equal to the aggregate of:	2 times:	3 times:
	● base salary; and	● base salary; and

	● the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus);	● the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus);

	Plus:	Plus:

	● the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.	● the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:		up to $10,000

Benefits(3) and ERA Plan Contribution Periods:	continue for the ensuing 2 years or, alternatively, a lump sum payment in lieu of benefits, and a lump sum equal to the present value of 2 years of ERA Plan contributions	continue for 3 years or, alternatively, a lump sum in lieu of benefits, and a lump sum equal to the present value of 3 years of ERA Plan contributions

RSUs/RPSUs and Options:	handled in accordance with the terms of the respective plans	vest immediately and remain in effect until their normal expiry

(1)	In the case of Mr. Burt, any severance payment will be determined in accordance with the common law.

(2)
Mr. Barry and Mr. Hinze are both U.S. taxpayers, and would be subject to U.S. Tax Code Section 280G in the case of a change-in- control. To protect Messrs. Barry and Hinze, the Company has agreed to provide for a “Best After Tax” approach, whereby an assessment will be done of the severance payment amount between the “safe harbor” amount provided for under Section 280G, and the payment described above which will result in the highest after tax value to the executive, and the severance payment will thus be reduced to that amount. In no case will it exceed the amount outlined above.

(3)
Mr. Hinze’s Employment Agreement also provides for benefits (medical, dental and vision benefits) for himself and his spouse to continue for his lifetime following his retirement, resignation, or termination of employment (except for termination with cause).

If a “change of control” of the Company occurs and Mr. Burt gives notice voluntarily terminating his employment within 12 months of such change of control, Mr. Burt is entitled to a severance payment equal to 2.5 times his current base salary, target bonus and pension and benefits.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the NEOs and no compensatory plans or arrangements with respect to the NEOs that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company (and its subsidiaries), from a “change of control” of the Company (and its subsidiaries) or a change in the NEOs responsibilities following a “change of control”.

b) Compensation on Retirement or Death

Type of Termination	Severance	Short-term Incentive	Options	RSUs	Benefits	Retirement Plan
Retirement	None	Prorated incentive paid based on retirement date	Vested Options must be exercised within 60 days; unvested Options are forfeited	RSUs subject to a Restricted Period are forfeited, and those subject solely to a Deferred Payment Date are settled for Common Shares	None (except for Mr. Hinze(1))	Retiring allowance payable
Death	None	Prorated incentive paid based on date of death	All unvested Options vest with lesser of 12 months and original term to exercise	All RSUs automatically settled for Common Shares	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary or estate

(1)
Mr. Hinze’s agreement provides for benefits (medical, dental and vision benefits) for himself and his spouse to continue for his lifetime following his retirement, resignation, or termination of employment (except for termination with cause).

c) Incremental Payments on Termination, Retirement, Death and Change of Control

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO still serving on December 31, 2011 that would have resulted had the relevant Triggering Event occurred on the last business day of the most recently completed financial year.(1) No Named Executive Officer would receive an incremental payment or benefit in the event the Named Executive Officer is terminated for cause or voluntarily terminates.

Name	Retirement(2) (US$)	Death(3) (US$)	Involuntary Termination Without Cause (including constructive dismissal)(4) (US$)	Change in Control(3) (US$)	Termination Following Change in Control(5) (US$)
Tye W. Burt	0	58,810	n/a	58,810	12,761,229
Paul H. Barry	0	11,634	2,972,882	11,634	4,357,005
Brant E. Hinze	806,409	11,573	4,124,968	11,573	5,670,555
J. Paul Rollinson	0	21,587	n/a	21,587	n/a
Geoffrey P. Gold	0	16,254	3,258,502	16,254	4,795,394

(1)
This table reflects the estimated incremental payments that are triggered under each circumstance listed in the columns above. It does not include Options vested prior to termination, or accrued pension benefits under the ERA Plan.

(2)
Upon retirement, NEOs receive accumulated values in the ERA Plan as reported under “Pension and Other Retirement Benefit Plans” on page 48. Mr. Hinze’s amount reflects the present value of lifetime medical benefits for himself and his spouse.

(3)
RSUs, RPSUs and Options vest immediately upon death and change of control. The amounts shown represent the present value of the accelerated vesting of Options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2011 corresponding to each applicable discount period.

(4)
Amounts shown include: a payment of two times base salary; two times the greater of target bonus or two-year average actual bonus (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary (30% of salary and present value of lifetime medical benefits for Mr. Hinze); the present value of a two year ERAP accrual; and financial counseling. Mr. Burt’s and Mr. Rollinson’s involuntary termination without cause severance payment is to be determined in accordance with the common law (as Mr. Rollinson’s revised Employment Agreement was only effective as of January 23, 2012).

(5)
Amounts shown include a payment of three times base salary and the greater of target bonus or two-year average actual bonus (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary (30% of salary and present value of lifetime medical benefits for Mr. Hinze); the present value of a three year ERAP accrual; and financial counseling. This is the maximum amount payable to Mr. Barry and Hinze; the actual payment made might be reduced to provide the best after tax value considering the impact of U.S. Tax Code Section 280G. Mr. Burt’s amount includes a payment of 2.5 times base salary and target bonus; benefits valued at 30% of salary; and the present value of a 2.5 year ERAP accrual. All outstanding RSUs, RPSUs and Options become immediately exercisable on change of control, however the amounts shown do not include the present value of the accelerated vesting of RSUs, RPSUs and Options as this is noted in the previous column. As Mr. Rollinson’s revised Employment Agreement was only effective as of January 23, 2012, the termination following change of control severance payment is determined in accordance with the common law.

As previously reported by the Company on March 7, 2011, Thomas M. Boehlert departed the Company on mutually agreed terms to pursue other opportunities. Under the terms of his departure, it was agreed that Mr. Boehlert would receive severance benefits with a total value of $4,324,625 (including the present value of the acceleration of vesting for his outstanding equity), which has been included in All Other Compensation for 2011 in the Summary Compensation Table on page 49. In addition, he received reimbursement for legal and financial counselling services.

7. Additional Equity Compensation Plan Information

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2011 (1):

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and RSUs (2)(6)	Weighted-average price of outstanding Options, warrants and RSUs(3)	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	13,728,163	$15.85	21,688,735
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	13,728,163	$15.85	21,688,735

(1)	This table does not include Options and RSUs granted in early 2012 prior to the date of this Circular.
(2)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options (including Options granted under acquired companies’ plans) and RSUs.
(3)	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 3,103,793 RSUs were outstanding as of December 31, 2011.
(4)	Based on the maximum number of Common Shares reserved for issuance upon exercise of Options under the Stock Option Plan of 17,166,667 and under the Restricted Share Plan of 20,000,000.
(5)	In addition, as of December 31, 2011, 1,892,233 Common Shares remained available for issuance under the Employee Share Purchase Plan.
(6)
Includes Options outstanding pursuant to plans assumed by the Company in connection with acquisitions of other entities consisting of 2,044,654 Options with a weighted average exercise price of $21.77 under the Aurelian Resources Inc. 2007 Stock Option Plan, 5,244,809 Options with a weighted average exercise price of $10.03 under the Red Back Mining Inc. Incentive Stock Option Plan and 178,480 Options with a weighted average exercise price of $6.60 under the Underworld Resources Inc. Stock Option Plan.

The following tables provide details of compensation plans under which equity securities of the Company are authorized for issuance as of March 23, 2012:

	Share Incentive Plan								Restricted Share Plan
	Share Purchase Plan		Option Plan		Assumed Stock Option		Total
	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Maximum Shares Issuable	5,666,666	0.498	21,166,667	1.859	12,129,595	0.065	38,962,928	3.422	20,000,000	1.756
Shares Issued to Date	3,774,433	0.331	5,698,881	0.500	5,727,265	0.503	15,200,579	1.335	5,087,188	0.447
Shares Issuable under Outstanding	-----	-----	8,532,993	0.749	6,402,694	0.562	14,935,687	1.312	5,285,914	0.464
Shares Available for Future Awards	1,892,233	0.166	6,934,793	0.609	-----	-----	8,827,026	0.775	9,626,898	0.845

Weighted average exercise price of all outstanding options under all plans	$14.64
Weighted average remaining term of all outstanding options under all plans	3.54 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 4,110,953 PSUs: 1,179,575

The following table sets out the Overhang, Dilution and Burn Rate percentages in respect of Options under the Company’s Stock Option Plan for the fiscal years ended 2011, 2010 and 2009:

	2011	2010	2009
Overhang(1)	1.36%	1.04%	1.73%
Dilution(2)	0.55%	1.35%	0.60%
Burn Rate(3)	0.18%	0.14%	0.21%

(1)
“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year.

(2)	“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year.
(3)	“Burn Rate” means the number of Options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the Company, as at March 23, 2012 there was no outstanding indebtedness to the Company or its subsidiaries incurred by Directors, executive officers or employees, or former Directors, executive officers or employees of the Company and its subsidiaries in connection with the purchase of securities of the Company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Company or its subsidiaries. In addition, the Company does not grant personal loans to its Directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its mandate directly and through its Committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the Company’s affairs and in light of the opportunities or risks that the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005 (the “Corporate Governance Guidelines”), as well as by the Securities and Exchange Commission (“SEC”) and the NYSE. The Board will continue to review and revise the Company’s governance practices in response to changing governance expectations, regulations and best practices.

The Company’s corporate governance practices have been designed to be in line with applicable Canadian corporate governance requirements and guidelines. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators. Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are substantially compliant with NYSE Standards. Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.kinross.com.

The Board, through its Corporate Governance Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices and the Corporate Governance Committee recommends to the Board changes to the Company’s governance practices in light of changing governance expectations, regulations and best practices.

The Board of Directors
There are currently ten members of the Board, of whom nine are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent Directors hold regularly scheduled meetings (at least once every quarter) at which non-independent Directors and management are not present. Mr. Burt is not independent as he is an officer of the Company.

The Board has appointed a Chair, Mr. John Oliver. The Chair of the Board (also referred to as the Independent Chair) is an independent Director who has been designated by the full Board to assume the leadership of the Board and to enhance and protect, with the Corporate Governance Committee and the other Committees of the Board, the independence of the Board. The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the Board. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent Committee of the Board and include responsibilities such as:

●	chairing all meetings of Directors;
●	providing leadership to the Board to enhance the Board’s effectiveness;
●	managing the Board;
●	acting as a liaison between the Board and management; and
●	representing the Company to certain external groups.

A copy of the position description of the Independent Chair is available upon request to the Corporate Secretary of the Company.

The Directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2011, the independent Directors held five meetings without members of management being present, in each case prior to each regularly scheduled meeting of Directors.

The attendance record of each Director and Committee member at meetings held during the last year is set out in the table appearing under “Nominees for Election as Directors” starting on page 12.

The names of other reporting issuers for whom certain Kinross Directors also serve as directors are set out in the table appearing under “Nominees for Election as Directors”.

Board Charter and Report on Board Activities
The Board mandate has been formalized in a written charter. The Board discharges its responsibilities directly and through Committees of the Board, currently consisting of the Audit and Risk Committee; Corporate Governance Committee; Corporate Responsibility Committee; Human Resources, Compensation and Nominating Committee; and Special Committee.

The Charter of the Board sets out specific responsibilities, some of which include:

●	appointing the Independent Chair who is responsible for the leadership of the Board and for specific functions to ensure the independence of the Board;
●	the adoption of a strategic planning process, approval of Strategic Plans and monitoring performance against such plans;
●	the review and approval of corporate objectives and goals applicable to senior management of the Company;
●	defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time; and
●
obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule I to this Circular and is available upon request to the Corporate Secretary or on the Company’s website at www.kinross.com.

In carrying out its mandate, the Board met ten (10) times in 2011. At such meetings and pursuant to written resolutions, the Board fulfilled its responsibilities by doing the following, among other things:

●	reviewed and approved financial statements;
●	obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities;

●	adopted a Strategic Plan proposed by management;

●	approved the 2011 budget;

●	received reports from the Chair of the Corporate Responsibility Committee regarding environmental, health and safety matters;

●	received reports from the Chair of the Audit and Risk Committee regarding financial, audit, internal control matters and the implementation and operationalization of the risk management framework;

●	considered possible strategic initiatives for the Company; and

●	reviewed recommendations of the Corporate Governance Committee and made certain changes to Board practices.

Position Descriptions

The Independent Chair of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the charters of the Committees. In general, Committee Chairs fulfill their responsibilities by doing the following, among other things:

●	review and approve the agenda for each Committee meeting;

●	preside over Committee meetings;

●	obtain reports from management regarding matters relevant to their mandate; and

●	report to the full Board and make recommendations to the Board regarding matters in their Committee’s areas of responsibility.

The Board and the CEO engage in an ongoing dialogue regarding the Board’s ongoing expectations for the CEO’s responsibilities, which include:

●	assume the leadership of management and the day to day leadership of the Company;

●	develop and recommend Kinross’ Strategic Plans;

●	implement Kinross’ business and operational plans;

●	report regularly to the Board on the overall progress of Kinross against its financial and operational objectives;

●	ensure that Kinross’ strategic business is carried out efficiently and with integrity; and

●	communicate and liaise with investors, other stakeholders and public markets.

Skills and Experience

The matrix below shows the Board’s mix of skills and experience in areas that are important to the Company’s business. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to its Board.

Skill/Experience	Directors with Significant Skills/Experience
Managing or leading growth - experience driving strategic direction and leading growth of an organization	10
International - experience working in a major organization that has business in one or more international jurisdictions	7
Senior Officer - experience as a CEO/COO/CFO of a publicly listed company or major organization	7
Operations - experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	9
Mining or Global Resource Industry - experience in the mining industry, combined with a strong knowledge of market participants	5
Information technology - experience in information technology with major implementations of management systems	3
Human resources - strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	3
Investment banking/Mergers & acquisitions - experience in investment banking, finance or in major mergers and acquisitions	7

Skill/Experience	Directors with Significant Skills/Experience
Financial literacy - Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	6
Communications, investor relations, public relations and media - experience in or a strong understanding of communications, public media and investor relations	6
Corporate responsibility and sustainable development - understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	6
Government relations - experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	7
Governance/board - experience as a board member of a major organization	8
Legal - experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	2

In addition to the relevant skills contained in the above skills matrix, the HRCNC takes into account the diversity of the candidates when filling Board vacancies and changing its composition. Diversity (including gender, aboriginal heritage, age, geographic representation and political affiliation) plays an important role in bringing together the breadth of perspective necessary for success and enhancing Board performance.

Kinross also tracks the number of Directors who have significant operating experience, limited experience or no experience in these areas.

New Director Orientation and Continuing Education

The HRCNC, in conjunction with the Independent Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new Directors are provided with an orientation and education program which includes written information about the duties and obligations of Directors (including Board and Committee Charters, Company policies and other materials), the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other Directors.

Continuing education helps Directors keep up to date on changing governance issues and requirements, and understand issues the Company faces within the context of its business. The Board recognizes the importance of ongoing Director education and the need for each Director to take personal responsibility for this process. To facilitate ongoing education of the Directors, the HRCNC, the Independent Chair or the Chief Executive Officer will, as may be necessary from time to time:

●	request that Directors determine their training and education needs and interests;

●	arrange ongoing visitation by Directors to the Company’s facilities and operations;

●	arrange the funding for the attendance of Directors at seminars or conferences of interest and relevance to their position as a Director of the Company; and

●	encourage and facilitate presentations by members of management and outside experts to the Board or Committees on matters of particular importance or emerging significance.

Each of the current Directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. The Company provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the Company’s Directors during the financial year ended December 31, 2011. The Audit and Risk Committee has also developed a continuing education program for its members and those sessions are included in the table. In addition to these, the Directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted By	Attended By
January 12, 2011	Presentation on the disclosure requirements for Mineral Reserve and Mineral Resources reporting and the Company’s related processes and methodology	Kinross Gold Corporation (Robert Henderson, Senior Vice President, Technical Services and Qualified Person for Mineral Reserve and Mineral Resource reporting)	John A. Brough Tye W. Burt John A. Carrington Richard Clark John M.H. Huxley John A. Keyes Lukas Lundin Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid
February 15, 2011	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John K. Carrington John. M.H. Huxley Kenneth C. Irving John A. Keyes George F. Michals
June 9, 2011	Institute of Corporate Directors National Conference	Institute of Corporate Directors	John A. Brough
June 14, 2011	Director Education Forum	Mercer	John A. Brough
September 27, 2011	Economic Conference	Colliers/REALPAC	John A. Brough
October 3, 2011	Presentation on Capital Markets	BMO Nesbitt Burns	John A. Brough Tye W. Burt John A. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid
October 4, 2011	Visit to Kettle River Mine, Washington State	Kinross Gold Corporation	John A. Brough Tye W. Burt John A. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes Catherine McLeod-Seltzer George F. Michals John E. Oliver
October 13, 2011	Fall Economic Update	CIBC Wood Gundy	John A. Brough
November 1, 2011	Presentation on Anti-Bribery and Corruption Legislation and Dodd-Frank Wall Street Reform and Consumer Protection Act	Kinross Gold Corporation Nicholas J. Hayduk, Vice President, Legal	John K. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes George F. Michals
November 1, 2011	Presentation on Insurance Trends	Marsh Canada Limited	John A. Brough John M.H. Huxley Terence C.W. Reid
December 6, 2011	European Debt Crisis	UBS	John A. Brough

Mandatory Retirement Age

Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for Directors first appointed after that date.

Code of Business Conduct and Ethics

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers and employees. The Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring that all Directors, officers and employees receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the Company’s Whistleblower Policy, to the Chair of the Corporate Governance Committee, the Chief Legal Officer or Vice-President, Legal or, as applicable, to the Senior Vice-President, Human Resources. A copy of the Code may be accessed on the Company’s website at www.kinross.com or SEDAR at www.sedar.com.

The Board takes steps to ensure that Directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a Director, officer or employee of the Company has a material interest, which include ensuring that Directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a Director declares an interest in any material contract or transaction being considered at a meeting of Directors, the Director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages adherence to an overall culture of ethical business conduct by:

●	promoting compliance with applicable laws, rules and regulations;

●	providing guidance to Directors, officers and employees to help them recognize and deal with ethical issues;

●	promoting a culture of open communication, honesty and accountability; and

●	ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination and Method of Voting for Directors

The HRCNC, which is composed entirely of independent Directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The mandate of the HRCNC has been formalized in a written charter. Among the duties under its mandate, the HRCNC:

●	reviews the composition of the Board to ensure that an appropriate number of independent Directors sit on the Board;

●	maintains an evergreen list of potential nominees;

●	analyzes the needs of the Board when vacancies arise;

●	ensures that an appropriate selection process for new Board nominees is in place;

●	makes recommendations to the Board for the election of nominees to the Board;

●	continually engages in succession planning for the Board, by performing at least annually, a process similar to that which is used for senior management; and

●	identifies needs of the Board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the compensation of the Board, the HRCNC takes into account the following considerations:

●	the independence of each Director;

●	the competencies and skills that the Board, as a whole, should possess; and

●	the current strengths, skills and experience represented by each Director, as well as each Director’s personality and other qualities as they affect Board dynamics.

In carrying out its mandate, the HRCNC met six (6) times in 2011.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Nominees to the Board proposed for election at the Meeting will be elected by individual voting on each nominee to the Board.

Majority Voting for Directors

In 2008, the Board adopted a majority voting policy for the election of Directors at the Meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the HRCNC. The HRCNC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation. The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the HRCNC or the Board regarding the resignation.

Director Compensation

Details respecting Director compensation and Director share ownership guidelines are set out under “Independent Directors’ Fees” on pages 16-17 and “Independent Directors’ Share Ownership” on page 18.

Board Committees

Audit and Risk Committee

The Audit and Risk Committee is composed of three independent Directors who are financially literate (as such term is defined in National Instrument 52-110) and at least one member, Mr. Brough, is an audit committee financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible for overseeing:

●	the integrity of Kinross’ financial statements;

●	the independent auditors’ qualifications and independence;

●	the performance of the internal audit functions; and

●	the process for identifying and managing business risks.

The Committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters. The Committee reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the Company’s assets and stakeholders, assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risk; reviews all insurance coverage and disclosure of respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the Audit and Risk Committee met five (5) times in 2011. The Committee fulfilled its mandate by doing the following, among other things:

●	reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases;

●	obtained treasury reports on cash flows, gold sales and borrowing matters;

●	met with the internal audit function;

●	met with the external auditors with and without management being present;

●	met with management separately;

●	approved audit engagements;

●	obtained reports from the external auditors regarding internal controls;

●	reported to the full Board on financial, audit and internal control matters;

●	reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system; and

●	reviewed, recommended and approved matters related to the transition to IFRS reporting obligations.

Additional information regarding the Company’s Audit and Risk Committee is contained in the Company’s annual information form (the “AIF”) under the heading “Audit and Risk Committee” and a copy of the Audit and Risk Committee Charter is attached to the AIF as Schedule “A”. The AIF is filed annually, on or about March 31, on SEDAR at www.sedar.com. A copy of the Charter is also available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Governance Committee

The Corporate Governance Committee of the Company is composed entirely of independent Directors. The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Company’s approach to matters of corporate governance, including:

●	assisting the Independent Chair in carrying out his responsibilities;

●	annually reviewing the Board and Committee Charters;

●	recommending procedures to permit the Board to meet on a regular basis without management;

●	adopting procedures to ensure that the Board can conduct its work effectively and efficiently;

●	receiving periodic reports on compliance of core policies; and

●	reporting to the full Board on corporate governance matters.

In carrying out its mandate, the Corporate Governance Committee met five (5) times in 2011. The Committee fulfilled its responsibilities by doing the following, among other things:

●	reviewed the completed Board self-evaluation forms, individual Director evaluation forms and the evaluation forms of the Independent Chair and the Chief Executive Officer;

●	provided feedback to the full Board regarding the above evaluations;

●	assessed the Company’s directors and officers liability insurance needs;

●	reviewed and made recommendations to revise the Board and Committee charters;

●	reviewed and made a recommendation to approve a Position Description for the directors;

●	reviewed and made a recommendation to approve a Shareholders’ Engagement Policy;

●	reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices; and

●
conducted a 360 degree peer review as per previously approved processes. Each director completed evaluation forms, respecting their peers, forms were collected and reviewed by the Independent Chair and the Chairman of the Corporate Governance Committee. The results were communicated to the Corporate Governance Committee by its Chairman and to the entire Board by the Independent Chair.

A copy of the Corporate Governance Committee Charter is available upon request to the Vice-President, Office Services and Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Responsibility Committee

The Company has a Corporate Responsibility Committee (formerly the Environmental, Health and Safety Committee). The mandate of the Corporate Responsibility Committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes providing advice to assist management in achieving the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs and obtaining periodic reports on such programs.

In carrying out its mandate, the Corporate Responsibility Committee met four (4) times during 2011. The Committee fulfilled its mandate by obtaining, among other things:

●	periodic reports from management on health and safety matters and environmental compliance reports;

●	regular updates on reclamation matters;

●	periodic updates on major project permitting activities; and

●	periodic updates on legislative and regulatory matters, and on the implementation of the Company’s corporate responsibility strategy.

In addition to the above, the Corporate Responsibility Committee provided feedback and advice to management regarding these matters and reported to the full Board on environmental, health, safety, project permitting and corporate responsibility matters related to the Company’s operations and activities.

A copy of the Corporate Responsibility Committee Charter is available upon request to the Vice-President, Office Services and Corporate Secretary and on the Company’s website at www.kinross.com.

Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC), which is composed entirely of independent Directors, is responsible for making recommendations to the Board on all matters relating to the compensation of the officers, Directors and employees of the Company. For the purpose of its mandate, the HRCNC reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals. In addition, the HRCNC is responsible for identifying and proposing new qualified nominees to the full Board and for assessing Directors on an on-going basis and to review and make recommendations to the Board as to all such matters. In that regard, the HRCNC maintains an evergreen list of potential candidates for appointment to the Board and a skills matrix to identify skills for recruitment when making changes to the Board (see “Skills and Experience” on pages 59-60). The mandate of the HRCNC has been formalized in a written charter.

In 2011, the HRCNC engaged Mercer to provide support to the HRCNC in determining compensation for the Company’s officers and Directors during the most recently completed financial year. Determinations made by the HRCNC reflect factors and considerations other than the information provided by Mercer.

The HRCNC annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development of plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The Board becomes familiar with candidates for CEO and NEO positions through presentations and annual joint management and Board planning sessions.

In carrying out its mandate, the HRCNC met six (6) times in 2011. For more details regarding the responsibilities of the HRCNC and its activities, see the “Compensation Discussion and Analysis”.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Special Committee

This Committee assists management and the Board on matters of strategic planning and acquisition activities. This Committee did not meet in 2011.

Board Assessments

The current practice of the Board is for the Independent Chair of the Board, with the assistance of the Corporate Governance Committee, to make ongoing, formal and informal assessments of the performance of the Board, Committees and individual Directors. The Board has a formal Board evaluation process which consists of evaluation forms for the Board, as a whole and for individual Directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made. The evaluation of individual Directors is aimed at ensuring that each Board member brings an adequate contribution to the Board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the Corporate Governance Committee to recommend changes to Board composition or Board structure, as may be required from time to time.

The Board has adopted performance schedules for the Board and each of its Committees. These performance schedules have been developed by the Corporate Governance Committee as a tool to ensure: (i) the adequate scheduling of meetings for the purpose of fulfilling all duties of Board and the Committees as set out in their Charters; (ii) the fulfillment of the Board and Committee duties; and (iii) the evaluation of the fulfillment of such duties in light of the Board and Committee Charters.

Feedback to the Board of Directors

Kinross is committed to engaging in constructive and meaningful communication with its Shareholders and other stakeholders. Kinross communicates with Shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal Shareholder Engagement Policy which is available on request to the Vice President, Office Services and Corporate Secretary or on the Company’s website at www.kinross.com.

Shareholders may communicate comments directly to the Board by writing to the Independent Chair, care of the Vice President, Office Services and Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of Certain Persons in Matters to be Acted Upon

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2011, (b) proposed nominee for election as a Director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Since January 1, 2011, no informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

ADDITIONAL MATTERS

Directors’ and Officers’ Insurance

The Company arranges and maintains insurance for its Directors and officers and those of its subsidiaries. The limit of liability applicable to all insured Directors and officers under the current policies, which will expire on March 1, 2013, is US$200 million in the aggregate, inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the Directors and Officers in excess of a deductible of US$5 million for each loss for securities claims and US$1 million for each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2012 is US$1,621,171, for 2011 was US$1,187,856 and for 2010 was US$1,309,034, no part of which is or was payable by the Directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Directors and officers of the Company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Submission Date for 2013 Shareholder Proposals

The OBCA permits certain eligible Shareholders to submit Shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of Shareholders. The final date by which the Company must receive Shareholder proposals for the annual meeting of Shareholders in 2013 is March 8, 2013.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2011 which accompany this Circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the Company by phone at (416) 365-2744 or by e-mail at erwyn.naidoo@kinross.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Shelley M. Riley”
Toronto, Ontario	Shelley M. Riley
March 23, 2012.	Vice-President, Office Services and Corporate Secretary

Schedule I
CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources, Compensation and Nomination Committee, Corporate Responsibility Committee and Corporate Governance Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.	Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.

III.	Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
◆	Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form
◆	Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.
◆
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

◆
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii)nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

◆
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

◆	With the assistance of the Human Resources, Compensation and Nominating Committee:
	-	Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.
	-	Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings
	-	Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.
	-	Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.
-
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Human Resources, Compensation and Nominating Committee.

◆	With the assistance of the Corporate Governance Committee:
	-	Developing Kinross’ approach to corporate governance.
-
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

◆	With the assistance of the Audit and Risk Committee:
-
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

	-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.
	-	Assessing the independence of the auditors.
	-	Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.
	-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.
-
Without limitation to the Board of Directors’ overall responsibility to oversee the management of the principal business risk, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management’s systems and processes for managing such risks.

◆	With the assistance of the Corporate Responsibility Committee:
	-	Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.
	-	Supervising managements performance on safety, health, environmental stewardship and corporate responsibility.
◆	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ various stakeholders.

◆	Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.
◆
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

◆
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

◆	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.
◆	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.
◆
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

◆
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

◆	Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.	Miscellaneous
1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.
2.	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.
3.
The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feed back received.

SCHEDULE “A”
TO
CHARTER OF BOARD OF DIRECTORS

Independence Requirements of National Instrument 52-110 - Audit Committees (“Nl 52-110”)

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably Interfere with the exercise of a director’s independent judgment.
The following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;
(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;
(c)	an individual who:
(i) is a partner of a firm that is the Company’s internal or external auditor;
(ii) is an employee of that firm; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i) is a partner of a firm that is the Company’s internal or external auditor;
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii) was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)	is an affiliated entity of the Company or any of its subsidiary entities, is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules
A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his or her independence from management and the Company.
In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.
(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of Nl 52-110 for Audit Committee Members
Every audit committee member must be independent, subject to certain exceptions provided in Nl 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
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M5X 1E2
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